Form 20-F
period 2008-12-31
Green China Resources Inc
filed 2010-02-03
CIK 1438038

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ______to ______
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________

Commission file number: 000-53518

Green China Resources, Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

11F, Tower A, Building No. 1
GT International Centre
Jia 3 Yongaudongli Jianguomenwai Avenue
   Chayang District, Beijing
100022, P.R. China
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Ordinary Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  1 Ordinary Share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐  Yes    ☒  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes     ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐ Yes      ☒No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

☐  Large Accelerated Filer    ☐   Accelerated Filer      ☒ Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☒  U.S. GAAP      ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board      ☐  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17      ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes      ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     ☐  Yes      ☐  No

PART I

Item 1. Identity Of Director, Senior Management and Advisers		Page 4
A-	Directors and Senior Management	Page 4
B-	Advisors	Page 4
C-	Auditors	Page 4

Item 2. Offer Statistics and Expected Timetable		Page 4

Item 3. Key Information
A-	Selected Financial Data	Page 4
B-	Capitalization and Indebtedness	Page 5
C-	Reasons for the Offer and Use of Proceeds	Page 5
D-	Risk Factors	Page 5

Item 4. Information on the Company
A-	History and Development of the Company	Page 10
B-	Business Overview	Page 10
C-	Organizational Structure	Page 11
D-	Property, Plants and Equipment	Page 11

Item 4A. Unresolved Staff Comments		Page 11

Item 5. Operating and Financial Review and Prospects		Page 11
A-	Operating Results	Page 12
B-	Liquidity and capital resources	Page 13
C-	Research and development, patents and licenses, etc.	Page 13
D-	Trend Information	Page 13
E-	Off-balance sheet arrangements	Page 13
F-	Tabular disclosure of contractual obligations	Page 13
G-	Safe harbor	Page 13

Item 6. Directors, Senior Management and Employees		Page 14
A-	Directors and Senior Management	Page 14
B-	Compensation	Page 14
C-	Board Practices	Page 14
D-	Employees	Page 15
E-	Share Ownership	Page 15

Item 7. Major Shareholders and Related Party Transactions		Page 15
A-	Major Shareholders	Page 15
B-	Related Party Transactions	Page 15
C-	Interests of Experts and Counsel	Page 15

Item 8. Financial Information		Page 16
A-	Consolidated Statements and Other Financial Information	Page 16
B-	Significant Changes	Page 16

Item 9. The Offer and Listing		Page 16
A-	Information Regarding Price History of Ordinary Shares	Page 16
B-	Plan of Distribution	Page 16
C-	Markets	Page 16
D-	Selling Shareholders	Page 16
E-	Dilution	Page 16
F-	Expenses of the Issue	Page 16

Item 10. Additional Information		Page 17
A-	Share Capital	Page 17
B-	Memorandum and Articles of Association	Page 17
C-	Material Contracts	Page 19
D-	Exchange Controls	Page 19
E-	Taxation	Page 19
F-	Dividends and Paying Asents	Page 19
G-	Statements of Experts	Page 19
H-	Documents on Display	Page 19
I-	Subsidiary Information	Page 19

Item 11. Quantitative And Qualitative Disclosures About Market Risk		Page 19

Item 12. Description Of Securities Other Than Equity Securities		Page 19

Unless the context otherwise requires, all reference in this annual report to “Green China Resources, Inc”, “we”, “our”, “us”, “our company” and the “Company” refer to “Green China Resources, Inc”. Reference to “dollars” or “$” are to United States dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

 This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our prospective portfolio investments, our industry, our beliefs, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “should,” “targets,” “projects,” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements including, without limitation, the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in this Annual Report and in our other filings with the SEC.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this Annual Report should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in “Risk Factors” and elsewhere in this Annual Report. You should not place undue reliance on these forward-looking statements, which apply only as of the date of the filing of this Annual Report.  We do not undertake any obligation to update or revise any forward-looking statements. Except to the extent required by law, neither we, nor any of our advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

PART I

Item 1.	Identity Of Director, Senior Management and Advisers

A -       Directors and Senior Management

The sole director and officer of the Company at December 31, 2008, was David Yu, who maintained an address at Level 29, Central Plaza, 381 Huai Hai Zhong Road – Shanghai 2000020 – PR China.  Mr. Chen resigned as the sole officer and director of the Company on September 17, 2009, at which time Mr. Jean Chalopin was appointed the sole officer and director who continues in those capacities at the date of this filing.  Mr. Chalopin maintains an address at 11F Tower A, Building No. 1, GT International Centre, Jia 3 Yongandongli Jianguomenwei Avenue, Chayang District, Beijing 100022, PRC.

B -       Advisors

Not Applicable

C -       Auditors

The independent auditors for the Company are Chisholm, Bierwolf, Nilson & Morrill, with an address at 533 W. 2600 S. Suite 25 Bountiful, UT 84010, Tel: 801 292-8756

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information
A-	Selected Financial Data

The Company was established as a foreign private issuer, registered under the Securities Exchange Act of 1934, as amended, for the purpose of being the surviving public company of a merger with a public reporting company formed under the laws of the State of Delaware, with common stock trading on the OTC Bulletin Board. The planned merger was not completed because of a negative shareholder vote of the Delaware company taken on December 26, 2008, during the financial crisis of that time. Since its incorporation, the Company has only incurred its organizational expenses and related corporate fees and expenses.  These expenses have been advanced by the sole shareholder who intends to cover any continuing expenses cost until the Company starts its business activities.  There is no formal agreement by the sole shareholder to extend such amounts.

The Company was incorporated on March 20, 2008.  At that date one ordinary share was issued at US$0.0001, out of the maximum of the original 100,000,000 authorized ordinary shares of the single class of equity, with a par value of US$0.0001,  The Memorandum and Articles of Association were subsequently amended on April 23, 2008 to reflect certain provisions of the revised corporate law of the British Virgin Islands, which amendments included a change in the maximum number of shares that the Company could issue to 150,000,000 shares with no par value.

The financial transactions are conducted in and the financial statements of the Company are maintained in United States dollars.  Therefore, no exchange rate data is required to be disclosed in this Annual Report.

Selected Financial Information
Balance Sheet Data :	December 31, 2008
Current Assets:	$-
Total Assets:	$-
Total Liabilities:	$16,430
Stockholders’ Equity (Deficit) :	$(16,430)

Statements of Operations Data	For the fiscal year ended December 31, 2008
Net Revenue:	$-
Gross Profit:	$-
Operating Expenses:	$16,430
Net (Loss) :	$(16,430)

B -        Capitalization and Indebtedness

Not applicable.

C -        Reasons for the Offer and Use of Proceeds

Not applicable.

D -        Risk Factors

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.  A prospective investor should consider the possibility of the loss of an investor’s entire investment and evaluate all information about us and the risk factors discussed below in relation to his financial circumstances before investing in us.

There may be conflicts of interest between our management and the shareholders of the Company.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of the shareholders of the Company.  A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our shareholders.  In addition, Jean Chalopin, our current sole officer and director, is currently involved with other public and private companies, and he may have conflicts in the pursuit of business combinations with these other companies with which he is, and may in the future be, affiliated. If we and the other companies that management is affiliated with desire to take advantage of the same opportunity, then members of management that are affiliated with both companies would abstain from voting upon the opportunity, to the extent possible. In the event of identical officers and directors, or members of management, such individuals will arbitrarily determine the company that will be entitled to proceed with the proposed transaction.

We have no current operating business.

We currently have no operating business, no revenues from operations or any assets.  Our business plan is to seek a merger or business combination with an operating business, although we may consider commencing our own business as an alternative.  We may not realize any revenue unless and until we successfully combine with an operating business or start our own business. We face all of the risks inherent in the investigation, acquisition, or involvement in a new business opportunity.  An investor’s purchase of any of our securities must be regarded as placing funds at a high risk in a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.  We will, in all likelihood, sustain operating expenses without corresponding revenues, in our early phases of business acquisition and development. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with or develop a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity to pursue or consummate a business combination.

The financial statements of the Company indicate that there is a going concern issue and the independent auditors have indicated in their report that the Company has a going concern limitation.

The Company does not have any capital and has relied on advances from its sole shareholder to meet its obligations from time to time.  There is no assurance that the Company will be able to raise any capital for it to meet its obligations, conduct its business operations or implement its business plan to acquire or establish a business.

There is competition for those private companies suitable for a business combination of the type contemplated by management.

To the extent that we pursue our business acquisition, we are in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking business combinations with operating entities that desire to become public companies.  A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Many of these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business acquisition.

Our future success is highly dependent on the ability of management to locate and attract and develop a suitable business opportunity.

The nature of our operations is highly speculative, and there is a consequent risk of loss of your investment. The success of our plan of operations will depend to a great extent on the operations, financial condition and management of a suitable identified business opportunity. While management contemplates a business combination with entities having an established operating history, we cannot assure you that we will be successful in locating those types of candidates. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control. In addition, even if we complete a business combination, there is no assurance that the business we acquire will generate revenues or profits, or that the value of our ordinary shares will increase as a result of the acquired business opportunity.

We only intend to acquire a single business opportunity, and thus your investment will lack diversification.

Because of our very limited financial resources, it is unlikely that we will be able to diversify our business through more than one acquisition or business operation.  The inability to diversify our activities into more than one business area will subject our investors and shareholders to economic fluctuations within a particular business or industry and therefore increase the risks associated with the investment.

We have no existing agreement for a business combination or other transaction.

We have no arrangement, agreement or understanding with respect to engaging in a business combination with an operating business or developing our own business idea. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms or start an entirely new business, and there is consequently a significant risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations. Further, management will attempt to structure any such business combination so as not to require shareholder approval.

Management intends to devote only a limited amount of its business time to seeking a target business opportunity which may adversely impact our ability to identify a suitable business for acquisition or development.

While seeking a business combination or business opportunity, management anticipates devoting a very limited amount of their business time to the affairs of the Company. Our sole officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination or commence a business opportunity. To supplement our search activities, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors.  Some of these outside advisors may be our affiliates or their affiliated entities.  The selection of any such advisors will be made by our management without any input from shareholders, and the engagement of such persons may reduce the value of your investment.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies and business that are not subject to SEC reporting requirements at the time of the acquisition may delay or preclude an acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the business or company acquired, covering one, two, or three years, depending on the relative size of the target business. The time and costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of their acquisition by us. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.  Further, the internal control management assessment and auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002 may limit the number of suitable acquisition prospects if they cannot, or are unwilling to, comply with these requirements.

The Company may be subject to further government regulation which would adversely affect our operations.

Although we are subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

An acquisition of a business operating in a foreign jurisdiction may present special risks associated with the local business practices and laws compared to businesses in the United States.

If we enter into a business combination with a company, we will be subject to risks inherent in business operations of the country in which it operates. These risks include, for example, currency fluctuations, repatriation of profit limitations, restrictive regulatory regimes, regulatory limits on ownership and operations, punitive tariffs and taxes, fluctuating local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Economies of one country or region may differ favorably or unfavorably from the United States economy in government debt, economic policy, growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.  One or more of these factors may impair the value of an investment in the Company.

Our Ordinary Shares are not traded, and there is no liquidity in the shares of our ordinary shares.

The ordinary shares are not traded on any exchange or in any trading medium.  We do not know if and when we will have any trading activity in our ordinary shares.  In connection with a future business combination, we may have to undertake a reverse or forward split of our shares, which split may not reflect the value of the Company at that time.  There can be no assurance that there will be an active market for our shares after we complete the business combination or develop a business.  The market liquidity will be dependant on the perception of the operating business and any steps that its management might take to bring the company to the awareness of investors.  There can be no assurance given that there will be any awareness generated.  Consequently investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business.  If a more active market should develop, the price of an ordinary share may be highly volatile.

Because there may be a low price for our securities, many brokerage firms may not be willing to effect transactions in the securities.  Even if an investor finds a broker willing to effect a transaction in our securities, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price.  Further, many lending institutions will not permit the use of such securities as collateral for any loans.

In connection with any business acquisition or business development, we intend to seek to have our ordinary shares quoted on the OTC BB prior to completion of the business combination.  However, we will not be able to obtain quotation for our ordinary shares on the OTC BB until a number of conditions have been satisfied including, without limitation, the following: (i) being in compliance with the periodic reporting requirements under the Exchange Act, (ii) having a sufficient number of ordinary shares outstanding, (iii) having a sufficient number of shareholders, and (iv) attracting the attention of brokerage firms that are willing to make a market in our ordinary shares.  We cannot assure when, or if, these conditions and any other requirements will be satisfied.  We can give no assurance that we will be able to find a market maker willing to make a market in our stock and, even if we are able to find a market maker, we can give no assurance that FINRA will approve the OTC BB quotation of our stock in a timely manner.  In the event we are unable to obtain an OTC BB quotation prior to the business combination, the value of your investment may be reduced since certain attractive target operating businesses may only consider a combination with an OTC BB quoted company.

Even if our ordinary shares are approved for quotation on the OTC BB, we are not certain that any trading market will develop or, if it develops, whether such trading market will be sustained.  Investors should understand that there may be no alternative exit strategy for them to recover or liquidate their investments in our ordinary shares.  Accordingly, investors must be prepared to bear the entire economic risk of an investment in our ordinary shares for an indefinite period of time.

In addition, we will be subject to an SEC rule (Rule 15c2-11) that imposes various requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. The requirement that broker-dealers comply with this rule will deter broker-dealers from recommending or selling our ordinary shares, thus further adversely affecting the liquidity and share price of a share, as well as our ability to raise additional capital.

All of our shares currently outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act.  As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemption from registration under the Securities Act and as required under applicable state securities laws.  Rule 144 currently provides that a non-affiliated person (and who has not been an affiliate during the prior three months) may sell all of his restricted securities in a reporting company beginning six months after purchase, provided the issuer remains current in its reporting obligations during the next six months.  However, an affiliated person may sell his restricted securities beginning six months after purchase, provided the following conditions are met: (i) the issuer is current in its reporting obligations, (ii) all sales are in brokerage transactions, (iii) a Form 144 is filed, and (iv) during every three months the number of shares sold that does not exceed 1.0% of a company's outstanding common stock.  A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to subsequent registrations of our shares, may have a depressive effect upon the price of our shares in any market that may develop.

The availability of the exemption from registration provided by Rule 144 is, however, limited in the case of the resale of shares initially acquired when the issuer was a shell company or is a former shell company.  Rule 144(i) provides that shares initially acquired when the issuer was a shell company or former shell company may not be resold under Rule 144 until the following conditions are satisfied: (i) the issuer has ceased to be a shell company, (ii) the issuer is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, (iii) the issuer has filed all reports required under the Exchange Act (other than Form 8-K reports) during the preceding 12 months, and (iv) one year has elapsed since the issuer filed Form 10 information reflecting it is no longer a shell company.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

There are issues impacting liquidity of our securities with respect to the SEC’s review of a future resale registration statement.

All of our ordinary shares outstanding are “restricted securities.” The current holder does not have any registration rights, however registration rights may be granted in connection with a business combination or acquisition. In such event, the Company would file a resale registration statement on Form F-1, or some other available form, to register for resale such ordinary shares that are covered by the registration rights agreement. We cannot control this future registration process in all respects as some matters are outside our control.  Even if we are successful in causing the effectiveness of the resale registration statement, there can be no assurances that the occurrence of subsequent events may not preclude our ability to maintain the effectiveness of the registration statement. Any of the foregoing items could have adverse effects on the liquidity of our ordinary shares.  Further, a sale of our shares pursuant to an effective registration may have a depressive effect upon the price of our shares in any market that may develop.

In addition, the SEC has recently disclosed that it has developed internal guidelines concerning the use of a resale registration statement to register the securities issued to certain investors in private investment in public equity (PIPE) transactions, where the issuer has a market capitalization of less than $75 million and, in general, does not qualify to file a registration statement on Form F-3 to register its securities.  The SEC has taken the position that these smaller issuers may not be able to rely on Rule 415 under the Securities Act (“Rule 415”), which generally permits the offer and sale of securities on a continued or delayed basis over a period of time, but instead would require that the issuer offer and sell such securities in a  direct or "primary" public offering, at a fixed price, if the facts and circumstances are such that the SEC believes the investors seeking to have their shares registered are underwriters and/or affiliates of the issuer.  It appears that the SEC in most cases will permit a registration for resale of up to one third of the total number of shares of common stock then currently owned by persons who are not affiliates of such issuer and, in some cases, a larger percentage depending on the facts and circumstances.  Staff members also have indicated that an issuer in most cases will have to wait until the later of six months after effectiveness of the first registration or such time as substantially all securities registered in the first registration are sold before filing a subsequent registration on behalf of the same investors.  Since, following a business combination or acquisition, we may have only a limited number of tradable shares, it is unclear as to how many, if any, shares the SEC will permit us to register for resale, but SEC staff members have indicated a willingness to consider a higher percentage in connection with registrations following shell company acquisitions.  The SEC may require as a condition to the declaration of effectiveness of a resale registration statement that we reduce or “cut back” the number of shares to be registered in such registration statement.   The result of the foregoing is that a shareholder’s liquidity in our ordinary shares may be adversely affected in the event the SEC requires a cut back of the securities as a condition to allow the Company to rely on Rule 415 with respect to a resale registration statement, or, if the SEC requires us to file a primary registration statement.

We have never paid dividends on our ordinary shares.

We have never paid dividends on our ordinary shares and do not intend to pay any dividends in the foreseeable future.  We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

The Company may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their shareholders, which could deter third parties from entering into certain business combinations with us or result in being taxed on consideration received in a transaction. We intend to structure any business combination so as to maximize the tax benefits to both us and the target business and its owners; however, we cannot guarantee that the business combination will meet applicable statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of taxes that may have an adverse effect on both parties to the transaction and make the transaction more expensive, if such expense is acceptable and the transaction completed.

The Company anticipates issuing more shares in a business acquisition, which will result in substantial dilution.

           Our Amended Memorandum and Article of Association authorizes the issuance of a maximum of 150,000,000 shares, which may be issued as ordinary shares or preference shares. Any business acquisition effected by us may result in the issuance of additional securities without shareholder approval and may result in substantial dilution in the percentage of our shares held by our then existing shareholders. Moreover, the stock issued in any such business combination transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of stock held by our then existing shareholders.  Our Board of Directors has the power to issue any or all of the authorized but unissued shares without shareholder approval.  To the extent that additional shares are issued in connection with a business combination or otherwise, dilution to the equity interest of our shareholders in our Company will occur.  To the extent that any preference shares are issued, the rights of the holders of ordinary shares may be materially adversely affected.

The Company has conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

           The Company has not conducted market research concerning prospective business opportunities, nor have others made the results of such market research available to the Company. Therefore, we cannot give any assurance that market demand will exist for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our shareholders.

Because we may seek to complete a business combination through a “reverse merger,” following such a transaction we may not be able to attract the attention of major brokerage firms.

Because we may pursue a “reverse merger” structure, it is possible that securities analysts of major brokerage firms may not provide coverage of our Company as there is no incentive to brokerage firms to recommend the purchase of our common stock.  No assurance can be given that brokerage firms will want to conduct any future secondary offerings on behalf of our company following a reverse merger.

Our Restated Articles of Incorporation authorizes the issuance of preference stock by our Board of Directors.

Our Restated Articles of Incorporation authorizes the issuance of preference stock out of the aggregate authorized number of shares, which may be instilled with designations, rights and preferences as may be determined by our Board of Directors in their discretion or as a result of negotiations.  Accordingly, our Board of Directors is empowered, without shareholder approval, to issue preference stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the ordinary shares or previously issued preference shares.  In the event of issuance, the preference stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.  Although we have no present intention to issue any shares of its authorized preferred stock, there can be no assurance that the Company will not do so in the future.

As a foreign private issuer, we may follow certain home country corporate governance practices instead of those set by US Federal regulation and any exchange requirements.

As a foreign private issuer, incorporated in the BVI, we are permitted to follow certain home country corporate governance practices instead of those established by United States Federal regulation and United States exchange requirements.  We expect to follow our BVI home country practice with respect to, among other things, the composition of our board, director nomination procedures, the compensation of officers, holding of annual meetings, the distribution of annual reports to shareholders and quorum requirements at shareholders’ meetings. In addition, we expect to follow BVI law instead of any other requirements that mandate that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the Company and certain acquisitions of the stock or assets of another company.

As a foreign private issuer, we are obligated to file an annual report on Form 20-F with audited financial statements and a report on Form 6-K at such times as we release information to the public either voluntarily or pursuant to the BVI laws. Therefore, our frequency of filing financial and other information may be less than that of a domestic United States registered company under the rules and regulations of the SEC. Investors may not receive information on a timely basis, therefore increasing their risk of investment.

We are a BVI company and, because judicial precedent regarding the rights of shareholders is more limited under BVI law, shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not necessarily as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board or controlling shareholders than they would as public shareholders of a company incorporated in a U.S. jurisdiction.

Item 4.	Information on the Company

A-	History and Development of the Company

We were incorporated and registered in the British Virgin Island on March 20, 2008. On April 23, 2008, following a consent of the then sole shareholder, the Memorandum of Articles of Association was amended to change the number and par value of authorized shares to 150,000,000 shares with no par value.  The shares are not designated as to class and therefore may be issued as ordinary shares or preference shares, the latter with such rights and designations as determined by the Board of Directors in their discretion and subject to any requirements of the purchasers thereof.

Our Registered Office is located at the offices of SHRM Trustees (BVI) Limited of Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

On March 20, 2008, the Board of Directors authorized the issuance of one ordinary share at par value of US$0.0001.

The Company was incorporated as a wholly owned subsidiary of Shine Media Acquisition Corp., a Delaware corporation (“Shine”) for the purpose of being a non-United States resident company into which it would merge as the first step in the acquisition of an operating company in the Peoples Republic of China.  The merger of the Delaware company into the BVI company was to make the resulting BVI company holding a PRC company more tax efficient from a United States and Chinese tax law perspective.  As part of the procedure to effect the merger of the Delaware company into the BVI company, the Company registered its securities under the Securities Act of 1933, for offer to the shareholders of the Delaware corporation and registered as an issuer under the Securities Exchange Act of 1934.  The shareholders of Shine did not approve the merger of the Delaware corporation into the Company or the acquisition of the proposed target company in the PRC on December 26, 2008, during the financial crisis at that time.  As part of the acts taken by Shine to return its investors’ funds held in escrow and realize on its few assets, the Company was sold during 2009 to the current sole shareholder, director and officer for the assumption of various outstanding obligations previously incurred by the Company or Shine on behalf of the Company.

B-	Business Overview

Objective

We currently have no operations, but we are seeking to acquire an ongoing business or establish our own business through our own efforts or in combination with an existing business. Our principal business objective is to achieve long-term growth potential through a combination with or creation of an operating business rather than immediate, short-term earnings.  We will not restrict our potential target companies or businesses to any specific business, industry or geographical location and, thus, may acquire any type of business. No assurance can be given that we will ever complete any business combination or establishment of a new business.

To date, we have made no effort to identify a possible business opportunity.  As a result, we have not conducted negotiations or entered into a letter of intent or other agreement concerning any target business. The analysis of new business opportunities will be undertaken by or under the supervision of Jean Chalopin, our sole officer and director.

Under SEC Rule 12b-2 under the Securities Act of 1933, as amended (the “Securities Act”), we qualify as a “shell company,” because we have no or nominal assets (other than cash) and no or nominal operations.  We intend to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

We have unrestricted flexibility in seeking, analyzing and participating in potential business opportunities, whether by acquisition, combination or establishment. In our efforts to analyze potential business opportunities, we will consider the following kinds of factors:

(i)	Potential for growth, indicated by new technology, anticipated market expansion or new products;

(ii)	Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(iii)	Strength and diversity of management, either in place or scheduled for recruitment;

(iv)	Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(v)	The cost of participation by the Company as compared to the perceived tangible and intangible values and potentials;

(vi)	The extent to which the business opportunity can be advanced;

(vii)	The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items;

(viii)	The regulatory environment in which the business opportunity operates; and

(ix)	Other relevant factors determined by our management and the context of the business operations of the opportunity.

In applying the foregoing criteria, no one of which will be controlling, our management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to our limited capital available for investigation, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Form of Potential Business Combination

The manner in which we participate in an opportunity will depend upon the nature of the business, the respective needs and desires of the Company and the promoters of the opportunity, and the relative negotiating strength of the Company and such promoters.

It is likely that the Company will acquire its participation in a business opportunity through the issuance of stock or other securities of the Company. Although the terms of any transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization will be determinative of the ability to conclude the transaction.

The present shareholders of the Company likely will not have control of a majority of the voting securities of the Company following an acquisition transaction. As part of such a transaction, the Company's sole director may resign and one or more new directors may be appointed without any vote by stockholders.

Any form of business acquisition, combination or establishment will likely be accomplished upon the sole determination of management without any vote or approval by stockholders of the Company. Notwithstanding that, in certain circumstances such as a statutory merger or consolidation directly involving the Company, it may be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding securities of the Company. The necessity of obtaining such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation and documentation might not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.

We presently have no employees.  Our sole officer and director is engaged in outside business activities and anticipates that he will devote to our business very limited time until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

Reports to Security Holders

The Company is not required to deliver an annual report to security holders under BVI law or the rules applicable to foreign private issuers and at this time does not anticipate the distribution of such a report.  The Company intends to file reports with the SEC as long as it is required to do so. The Company will be a reporting company and intends to comply with the requirements of the Exchange Act as long as it is required to do so, which rules are those applicable to foreign private issuers.  Therefore, the Company will file an annual report on Form 20-F once a year and current reports on Form 6-F at such times as there is a disclosable event required under that form, that the Company has made public or is required under BVI law.

The public may read and copy any materials the Company files with the SEC in the SEC's Public Reference Section, Room 1580, 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

C-	Organizational Structure

The Company does not currently have any parent or subsidiary companies or other affiliates through partnership, joint venture or agreement.

D-	Property, Plants and Equipment

       None

Item 4A.  Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

The Company has not engaged in any business activities to date. The Company only has incurred legal expenses for its incorporation and amendment to the Memorandum and Articles of Association and other organizational expenses.

A-	Operating Results

The net loss of US$16,430 was derived from the expenses for the incorporation of the Company and legal and accounting expenses associated with its organization and SEC reporting. The following expenses have been borne by the sole shareholder on behalf of the Company;

-	US$2,200 of government fees,

-	US$9,000 of lawyer fees,

-	US$1,230 of registered agent fees, and

-	US$4,000 of auditing fees.

Plan of Operations

The Company’s current business strategy and plan of operation is to investigate and, if such investigation warrants, acquire a target operating company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective is to achieve long-term growth potential through a combination with a business or establish our own business rather than immediate, short-term earnings. The Company will not restrict our potential candidate target companies or businesses to any specific business, industry or geographical location and, thus, may acquire any type of business.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business opportunities will be paid with money in our treasury or with additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

During the next 12 months we anticipate incurring costs related to the filing of Exchange Act reports, and investigating and potentially consummating a business combination or commencing our own business development.

We believe we will be able to meet these costs through use of funds in our treasury and additional amounts to be loaned by or invested in us by our stockholders, management or other investors. Currently, however, our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Our ability to continue as a going concern is also dependent on our ability to find a suitable target operating company and enter into a possible business combination with such operating company. Management’s plan includes obtaining additional funds by equity financing prior to or in connection with a business combination and/or related party advances; however, there is no assurance of additional funding being available.

The Company may consider an operating business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

Our sole officer and director has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination or a business plan for a single operation, due primarily to our limited financing and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management’s plan to offer a controlling interest to a target business. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

The Company anticipates that the selection of a business for acquisition or development will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

We do not currently intend to retain any entity to act as a "finder" or a consultant to identify and/or analyze the merits of potential target businesses.  However, we may elect to do so in the future and enter into a compensation arrangement.

Going Concern

We currently have no source of operating revenue, and have only limited working capital with which to pursue our business plan, which contemplates the completion of a business acquisition or combination with an operating company or establishment of our own business.  The amount of capital required to sustain operations until the successful completion of a business acquisition, combination or establishment is subject to future events and uncertainties.  It will be necessary for us to secure additional working capital through loans or sales of equity, and there can be no assurance that such funding will be available in the future.  These conditions raise substantial doubt about our ability to continue as a going concern. Our auditor has issued a "going concern" qualification as part of his opinion in the Audit Report for the year ended December 31, 2008.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We believe that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions. We have identified in Note 2 – “Summary of Significant Accounting Policies” to the Financial Statements contained herein certain critical accounting policies that affect the more significant judgments and estimates used in the preparation of the financial statements.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to investors.

B-	Liquidity and capital resources

The Company has no working capital.  Because the activities of the Company are minimal, all funds required to pay for general and administrative expenses are advanced, from time to time, by the sole shareholder. Currently there is no bank account open. It’s the intention of the Company to open a bank account as soon as the activities start.

In 2008 a total of $3,430 was advanced by the shareholder, at the end of 2008 a total of $13,000 was needed to pay the outstanding obligations of the Company. The funds to make these payments were advanced by the shareholder in 2009.

The Company intends to seek new capital to finance its financial requirements to satisfy its reporting requirements under the United States securities laws, to pay to maintain its corporate status in the BVI, and to fund the search and conclusion of a business acquisition, combination or establishment.  It is the intention of management to seek this additional capital through the sale of equity securities or borrow the funds from private investors through notes or convertible securities, at a time when its business plans are more established.  The Company has no specific sources of funds in any form either identified or under agreement.  There can be no assurance that the Company will be able to locate any investors or conclude the sale of securities to fund its operations.  Such offers to invest in the Company may not be accepted for any number of reasons, including the fact that the dilution would be too great or the terms to onerous for the Company to bear or to difficult such that they would impair the ability of the Company to conclude a business acquisition or combination or the development of its own business plan.

Until such time as the Company is able to sell its equity securities or borrow funds on terms that it deems acceptable to it, the sole stockholder has indicated that it will continue to  advance all the funds needed to maintain the minimal activities of the Company.  There is no agreement or enforceable commitment to the Company from the sole stockholder to fund the activities of the Company, therefore there can be no assurance given that the Company will be able to meet its commitments, maintain its corporate status and public reporting or implement its business plan.

C-	Research and development, patents and licenses, etc.

None

D-	Trend Information

Not applicable.

E-	Off-balance sheet arrangements

Not applicable.

F-	Tabular disclosure of contractual obligations

None

G-	Safe harbor

 Not applicable.

Item 6.	Directors, Senior Management and Employees

A-	Directors and Senior Management

From inception until September 17, 2009, when he resigned, Mr. David Yu was the sole director and officer of the Company.  He was 41 years old at his resignation and had a business address at Level 29, Central Plaza, 381 Huai Hai Zhong Road, Shanghai 2000020, PR China.

David Y Chen is currently a Director at Huashan Capital, an investment advisory firm for resources and special situations.  He has been Chief Executive Officer and President of Shine Media Acquisition Corp. since 2006. Since November 2004, Mr. Chen has been the Chief Executive Officer of Fintel Group, a financial services and investment company in China. Since June 2006, Mr. Chen has been the Chairman of Sancon Resources Recovery Inc, an industrial waste management company, which is publicly traded in the United States on the OTC Bulletin Board. From June 2002 to June 2004, Mr. Chen served as the Chief Executive Officer of The Hartcourt Companies Inc., which is publicly traded in the United States on the OTC Bulletin Board. From November 2000 to November 2001, Mr. Chen was the Chief Executive Officer of V2 Technology Inc., an Internet software company in China. From July 1999 to November 2000, he was the Managing Director of Greater China for HelloAsia  Inc., a venture capital-funded Internet company in Asia.  From October 1995 to July 1999, Mr. Chen was the Marketing Manager at Turner International, then Marketing Director for CNN Asia Pacific and later the advertising director for Greater China at Turner Broadcasting International Inc. Mr. Chen holds a Bachelor of Economics from Monash University of Australia.

On September 17, 2009, Mr. Jean Chalopin became the sole director and officer of the Company.  He is 59 years old and has a business address at 11F, Tower A, Building No. 1, GT International Centre, Jai 3, Yongandongli Jianguomenwei Avenue, Chayang District, Beijing 100022, PRC.

Jean Chalopin has been a member of the board of directors of Shine Media Acquisition Corp. since its inception in 2005. For over 35 years, Mr. Chalopin has produced and written a number of television programs and feature films, including Inspector Gadget, Heathcliff, The Care Bears and M.A.S.K. Since August 2004, Mr. Chalopin has been involved in the creation and development of the Movie Plus Group and serves as the Chief Representative of the Beijing office of its subsidiary, Castle Hero Picture Ltd (HK). Movie Plus Group develops, produces and distributes feature films and television programs catering to children and family programming that is focused on China, where it has partnered with the China Film Group, the state-owned film conglomerate. Since October 2000, he has been the President of Story Plus Group, an online children’s book publishing and writers club. From December 1989 to December 2000, Mr. Chalopin was the President of Jean Chalopin Consultants, a company that produced, distributed and packaged television films and series. From 1987 to 1996, Mr. Chalopin was the President of Creativity & Development S.A., a company specializing in children’s programming. From 1971 to 1986, Mr. Chalopin was the founder, Chairman and Chief Executive Officer of DIC Audiovisual, SARL, an animation studio.

B-	Compensation

The Company has not paid any compensation to its directors or officers, and it does not expect to pay any compensation in the future until it has established an operating business or completed a business acquisition or combination.

C-	Board Practices

Terms of Directors and Executive Officers

Our Board of Directors consists of one director.  Directors are not subject to a term of office limitation, and persons will hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity.  Any vacancy on our board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members.

Our officers are appointed by our Board of Directors.  The officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors.  Any vacancy occurring in any office may be filled by resolution of directors.

Independence of Directors

We do not have any independent directors.  Until such time as we have substantive business operations beyond the process of identifying a business to acquire or establish, the Company does not anticipate that it will have any independent board members.

Board Committees

Our Board of Directors has not established any committees, including any audit, nominations or compensation committees.  It may establish these types of committees in the future to comply with listing requirements and for more effective corporate governance.

D-	Employees

None

E-	Share Ownership

From inception until September 17, 2009, the one outstanding ordinary share was owned by Shine Media Acquisition Corp. thereby making the Company a wholly owned subsidiary.  On September 17, 2009, the one share was transferred to Mr. Jean Chalopin, who became the sole shareholder and sole director and officer. Therefore, Mr. Chalopin since his acquisition and the date of this report owns 100% of the issued and outstanding voting equity of the Company.

Name	Number of Shares	Percentage of Shares Outstanding (1)
Officers and Directors

Jean Chalopin (2)	1	100%

(1)	Beneficial ownership and percentage has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, based on one share outstanding.

(2)	The business address of the person is c/o 11F, Tower A, Building No. 1, GT International Centre, Jai 3, Yongandongli Jianuomenwei Avenue, Chayang District, Beijing 100022, P.R. China.

All the outstanding ordinary shares have the same voting rights. We have not granted any stock options or warrants and have not issued any convertible securities.  As of the filing of this report, we have one holder of the ordinary shares.

Item 7.	Major Shareholders and Related Party Transactions

A-	Major Shareholders

Refer to Item 6.E.

B-	Related Party Transactions

All the costs of this year paid prior December 31, 2008, for a total of $3,430, were paid by the then sole shareholder of the Company and are accounted in an “inter company account” due to the shareholder.

Certain conflicts of interest exist and may continue to exist between the Company and its officers and directors due to the fact that each has other business interests to which they devote their primary attention. Certain conflicts of interest may exist between the Company and its management, and conflicts may develop in the future.  Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of the Company.

The Company has not established policies or procedures for the resolution of current or potential conflicts of interest between the Company, its officers and directors or affiliated entities.  There can be no assurance that management will resolve all conflicts of interest in favor of the Company, and conflicts of interest may arise that can be resolved only through the exercise by management their best judgment as may be consistent with their fiduciary duties.  Management will try to resolve conflicts to the best advantage of all concerned.

C-	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A-	Consolidated Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2008:

•	Balance sheets;

•	Statements of operations;

•	Statement of Stockholders' equity;

•	Statements of cash flows; and

•	Related notes to financial statements

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to its knowledge, no material legal proceedings involving is to be initiated against the Company.

Dividends

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

B-	Significant Changes

There has been no significant change in the financial statements of the Company since the December 31, 2008.

Item 9. The Offer and Listing

A-   Information Regarding Price History of Ordinary Shares

There has been no trading in the ordinary shares as there is only one share issued and outstanding, and the shares are not listed on any trading medium or stock exchange.

B-   Plan of Distribution

Not Applicable

C-   Markets

The ordinary shares are not traded on any trading medium or stock exchange.

D-   Selling Shareholders

Not Applicable

E-   Dilution

Not Applicable

F-   Expenses of the Issue

Not Applicable

Item 10.    Additional Information

A-	Share Capital

The Company is authorized to issue 150,000,000 shares with no par value. Subject to the provisions of the Memorandum and Articles of Associations, the unissued shares of the Company shall be at the disposal of the directors who may, without limiting or affecting any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine. Shares in the Company may be issued for consideration in any form, including money, services rendered or a contract for future services, personal property, real property, a promissory note or other written obligation to contribute money or property or any combination of the foregoing as shall be determined by a resolution of directors.

The ordinary shares shall be issued with the following rights: (i) one vote each on all matters presented to the shareholders, including the election of directors; (ii) they may be required by the Company subject to limitations on redemption, purchase or acquisition by the  Company under the corporate law of the BVI and the terms of the Articles of Association, (iii) have the right to an equal share in any distribution paid by the Company in accordance with the Act; and (iv) have the right to an equal share in the distribution of the surplus assets of the Company.

The Company, through action of the board of directors, is authorized to create out of the aggregate of the authorized shares one or more classes of preference shares, which may be divided into series, with such rights, powers, preferences and other designations as they determine in accordance with the corporate law of the BVI and the constituent documents of the Company. The rights conferred upon the holders of the shares of any class issued with preferred or other special rights shall not, unless otherwise expressly provided by the terms of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith. If at any time the Company is authorized to issue shares of more than one class (or more than one series within a class) the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class of that class or series) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or series and the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation.

Shares in the Company may only be issued as registered shares as provided in the Articles of Association. The Company is not authorized to issue bearer shares. Registered shares may not be exchanged for bearer shares or converted to bearer shares.

Treasury shares may be disposed of by the Company on such terms and conditions not otherwise inconsistent with the Memorandum and Articles of Associations, as the Company may by resolution of directors determine.

The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares. It is generally not the intention of the Company to use fractional shares.

Subject to the provisions of the corporate law of the BVI, shares may be issued on terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such shares may determine. The Company may redeem any share issued by the Company at a premium. Subject to the provisions of the corporate law of the BVI, the Company may purchase, redeem or otherwise acquire any of the Company's own shares for such consideration as they consider fit. Shares may be purchased, redeemed or otherwise acquired in exchange for newly issued shares in the Company.

B-	Memorandum and Articles of Association

Register Number:

The Company was incorporated in the British Virgin Islands, pursuant the BVI Business Companies Act, 2004 under the BVI Company Number 1471804.

Company’s objects:

The object of the Company is to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands.

The Company may not:

(a) carry on the business as a mutual fund, mutual fund manager or mutual fund administrator unless it is licensed under the Mutual Funds Act, 1996;

(b) own an interest in real property situated in the British Virgin Islands, other than a lease for its own office;

(c) carry on banking or trust business unless it is licensed to do so under the Banks and Trust Companies Act, l990;

(d) carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed under an enactment authorizing it to carry on that business;

(e) carry on the business of company management, unless it is licensed under the Company Management Act, l990;

(f) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands.

The Company shall have all such powers as are permitted by law for the time being in force in the British Virgin Islands, irrespective of corporate benefit, to perform all acts and engage in all activities necessary or conducive to the conduct, promotion or attainment of the object of the Company.

Other information:

The Company may only amend its Memorandum of Association and Articles of Association by a resolution of members or by a resolution of directors. On September 4, 2008 the Memorandum of Association was amended to specify that:

(1)
the directors shall give notice of such resolution of amendment to the registered agent of the Company, for the registered agent to file with the Registrar a notice of the amendment to the Memorandum or Articles, or a restated memorandum and articles of association incorporating the amendment(s) made, and any such amendment to the Memorandum or Articles will take effect from the date of the registration by the Registrar of the notice of amendment or restated memorandum and articles of association incorporating the amendment(s) made.

(2)	The directors shall not have the power to amend the Memorandum or Articles:

(a) to restrict the rights or powers of the members to amend the Memorandum or Articles;
(b) to change the percentage of members required to pass a resolution to amend the Memorandum or Articles; or
(c) in circumstances where the Memorandum or Articles cannot be amended by the members.

The minimum number of directors shall be one and the maximum number of directors shall be as determined from time to time by a resolution of directors.

The continuing directors may act, notwithstanding any casual vacancy in their body, so long as there remain in office not less than the prescribed minimum number of directors duly qualified to act, but if the number falls below the prescribed minimum, the remaining directors shall not act except for the purpose of filling such vacancy.

The shareholding qualification for directors may be fixed, and from time to time varied, by a resolution of members and unless and until so fixed no qualification shall be required. A director must be an individual. The directors may not appoint alternates.

The directors may, by a resolution of directors, fix the compensation of directors with respect to services to be rendered in any capacity to the Company.

Directors shall hold office until the next annual meeting of shareholders or until such director’s earlier resignation, removal from office, death or incapacity.

Any vacancy on the Board of Directors resulting from death, resignation, removal or other cause and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members shall be filled only by the affirmative vote of a majority of all the directors then in office (even if less than a quorum).

The appointment of a director shall take effect upon compliance with the requirements of the corporate law of the BVI.

The business and affairs of the Company shall be managed by the directors who may exercise all such powers of the Company as are not by the corporate law of the BVI or by the Memorandum and  Articles required to be exercised by the members of the Company, subject to any delegation of such powers as may be authorized by these Articles and to such requirements as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with the Memorandum and Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. The resolution of directors appointing an agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

A director shall be given not less than 3 days notice of meetings of directors, but a meeting of directors held without 3 days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director at a meeting shall constitute waiver on his part. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum shall be 2.

At every meeting of the directors the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting the Vice-Chairman of the Board of Directors shall preside. If there is no Vice-Chairman of the Board of Directors or if the Vice-Chairman of the Board of Directors is not present at the meeting the directors present shall choose some one of their number to be chairman of the meeting.

C-	Material Contracts

Not Applicable.

D-	Exchange Controls

The British Virgin Islands currently have no exchange controls.  The financial transactions of the Company are carried out in United States dollars.

E-	Taxation

There are no withholding taxes in the BVI. Currently, the British Virgin Islands have double tax treaties only with the UK, Japan and Switzerland and double tax agreements with seven Nordic countries were signed in 2009. The British Virgin Island have entered into numerous Tax and Information Exchange Agreements, The British Virgin Islands have a Mutual Legal Assistance Treaty with the USA. Currently, these are not applicable to our Company, directors and/or shareholders.

F –       Dividends and Paying Asents

Not Applicable

G -        Statements of Experts

There are no statements or expert reports to be disclosed in this Annual Report.

H -        Documents on Display

The Memorandum and Articles of Association are filed with the Securities and Exchange Commission as exhibits to Registration Statement No. 333-I 51842.  These documents are in the English language.

I. -        Subsidiary Information

Not Applicable.

Item 11.	Quantitative And Qualitative Disclosures About Market Risk

           Not applicable

Item 12.	Description Of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages And Delinquencies

Not Applicable.

Item 14.	Material Modifications To The Rights Of Security Holders And Use Of Proceeds

Not applicable.

Item 15.	Controls and Procedures

A-	Disclosure Controls and Procedures

The disclosure of the controls and procedures for 2008 is not required as the company commenced operations during the 2008 fiscal year, and there is no prior period reported upon.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to the transition period established by rules and regulations of the Securities and Exchange Commission for newly public companies.

B-	Management’s Annual Report on Internal Control Over Financial Reporting

See above, subpart (a).

C-	Attestation Report of the Registered Public Accounting Firm

See above, subpart (a).

D-	Changes in Internal Control Over Financial Reporting

See above, subpart (a).

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Company is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors.  The Company does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC and in accordance with the Sarbanes-Oxley Act of 2002, the Company's board of directors is deemed to be its audit committee and as such functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and  oversight of the Company’s independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors.  The Company's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that its sole member is able to read and understand fundamental financial statements and has substantial business experience in operating companies over a 40 year career that results in the member's financial sophistication.  Accordingly, the board of directors believes that its sole member has the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Item 16B.	Code of Ethics

The Company adopted a Code of Ethics, which was attached to the joint proxy statement  prospectus dated December 16, 2008, as Exhibit E.

Our code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

•    Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•    Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

•    Compliance with applicable governmental laws, rules and regulations;

•    The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

•    Accountability for adherence to the code.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

The fees to be paid to the Certified Public Accountant, Chisholm, Bierwolf, Nilson & Morrill, 533 W. 2600 S. Suite 25 Bountiful, UT 84010, for the audit of the 2008 financial statements are $4,000.

Audit-Related Fees

None

Tax Fees

None, except government franchise fees for the incorporation of the Company for a total of $2,200.

All Other Fees

In 2008, we incurred no fees for products and services rendered by our independent public accountants other than the Audit Fees described above.

Item 16D.	Exemption From The Listing Standards For Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

Item 16F.	Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G.    Corporate Governance

Not Applicable.  No security of the Company is listed on a national securities exchange.

PART III

Item 17.	Financial Statements

Please refer to Item 18

Item 18.	Financial Statements

The Company’s audited financial statements were prepared by management of the Company and approved by its Board of Directors and include:

•	Balance sheet ;

•	Statements of operations;

•	Statement of Stockholders’ equity;

•	Statements of cash flow ;

•	Related notes to the Financial Statements

The Company was initially incorporated in March 2008, consequentially there are no financial statements for the 2007 fiscal year.

Green China Resources Inc.

(A Development Stage Company)
Financial Statements
(Expressed in US dollars)
December 31, 2008

-	Report of Independent Registered Public Accounting Firm	Page 24
-	Balance Sheet	Page 25
-	Statements of Operation	Page 26
-	Statements of Stockholders’ Equity	Page 27
-	Statements of Cash Flows	Page 28
-	Notes to the Financial Statements	Page 29

CHISHOLM, BIERWOLF, NILSON & MORRILL, LLC
Todd D. Chisholm
Certified Public Accountants	Nephi J. Bierwolf
Troy F. Nilson
Phone (801) 292-8756 • Fax (801) 292-8809 • www.cbnmcpa.com	Douglas W. Morrill

___________________________________________________________________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders
Green China Resources, Inc.
British Virgin Islands

We have audited the accompanying balance sheet of Green China Resources, Inc. (a development stage company) as of December 31, 2008, and the related statement of operations, stockholders’ equity, and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green China Resources, Inc. (a development stage company) as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has a working capital deficit, has incurred losses from operations since inception, and has not generated any revenues, all of which raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Chisholm, Bierwolf, Nilson & Morrill
Chisholm, Bierwolf, Nilson & Morrill, LLC
Bountiful, Utah
December 19, 2009

PCAOB Registered, Members of AICPA, CPCAF and UACPA

533 West 2600 South, Suite 25 • Bountiful, Utah 84010	12 South Main, Suite 208, Layton, Utah 84041

Green China Resources Inc.
(A Development Stage Company)
Balance Sheet

December 31,
2008

ASSETS

CURRENT ASSETS
Cash and Cash Equivalents	$-

Total Current Assets	-

TOTAL ASSETS	$-

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

Account Payables and Accrued Liabilities	$13,000
Related Party Payables	3,430

Total Current Liabilities	16,430

Total Liabilities	16,430

STOCKHOLDERS' DEFICIT

Common Stock, 150,000,000 Shares Authorized with no Par Value,	-
1 Share Issued and Outstanding
Additional Paid in Capital	-
Deficit Accumulated During the Development Stage	(16,430)

Total Stockholders' Deficit	(16,430)

TOTAL LIABILITIES AND STOCKHOLDERS'
DEFICIT	$-

The accompanying notes are an integral part of these financial statements

Green China Resources Inc.
(A Development Stage Company)
Statements of Operations

	For the period	Cumulative Amounts
	From Beginning of	From Beginning of
	Development Stage	Development Stage
	(March 20, 2008) to	(March 20, 2008) to
	December 31, 2008	December 31, 2008

REVENUES	$-	$-

OPERATING EXPENSES

Professional Fees	14,230	14,230
G & A Expenses	2,200	2,200

Total Operating Expenses	16,430	16,430

LOSS FROM OPERATION BEFORE
INCOME TAX	(16,430)	(16,430)

Provision for Income Taxes	-	-

NET LOSS	$(16,430)	$(16,430)

NET LOSS PER SHARE-BASIC AND DILUTED	$(16,430)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING - BASIC AND DILUTED	1

The accompanying notes are an integral part of these financial statements

Green China Resources Inc.
(A Development Stage Company)
Statements of Stockholders' Deficit
March 20, 2008 (Inception) through December 31, 2008

				Deficit
				Accumulated
			Additional	during	Total
	Common Stock		Paid-in	Development	Shareholder's
	Shares	Amount	Capital	Stage	Deficit

Balance inception-March 20, 2008	-	$-	$-	$-	$-

Share issued to the organizer at $0.0001 per share	1	-	-	-	-
Net loss for the period ending December 31, 2008				(16,430)	(16,430)
Balance-December 31, 2008	1	$-	$-	$(16,430)	$(16,430)

The accompanying notes are an integral part of these financial statements

Green China Resources Inc.
(A Development Stage Company)
Statements of Cash Flows

	For the Period	Cumulative Amounts
	From Beginning of	From Beginning of
	Development Stage	Development Stage
	(March 20, 2008) to	(March 20, 2008) to
	December 31, 2008	December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$(16,430)	$(16,430)
Adjustments to Reconcile Net Loss to Net Cash Used
by Operating Activities:
Changes in Assets and Liabilities:
Due to Related Party	3,430	3,430
Accounts Payable	13,000	13,000

Net Cash Used by Operating Activities	-	-

CASH FLOWS FROM INVESTING ACTIVITIES:

Net Cash Used by Investing Activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:

Net Cash Provided by Financing Activities	-	-

NET CHANGE IN CASH AND CASH	-	-
EQUIVALENTS
CASH AND CASH EQUIVALENTS AT	-	-
BEGINNING OF PERIOD

CASH AND CASH EQUIVALENTS AT END
OF PERIOD	$-	$-

SUPPLEMENTAL DISCLOSURES

Cash Paid for:

Interest	$-	$-
Income Taxes	$-	$-

The accompanying notes are an integral part of these financial statements

GREEN CHINA RESOURCES
Notes to the financial Statements
December 31, 2008
(Expressed in U.S. Dollars)

1. NATURE OF BUSINESS

Organization

Green China Resources (the "Company") was incorporated and registered in the British Virgin Island on March 20, 2008 under the Business Companies Act (N°16 of 2004).

The Company is in the development stage as defined by Accounting Guidance. The Company incurred legal expenses for the incorporation of the Company and amendment to the Memorandum and Articles of Association.

The object of the Company is to engage in any act or activity that is not prohibited under any law in force in the British Virgin Islands.

Going Concern

These financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues, has a working capital deficit of $16,430 at December 31, 2008 and has incurred losses of $16,430 for the year ended December 31, 2008, and further significant losses are expected to be incurred in its development stage. The Company will depend almost exclusively on the advance that the sole shareholder will do to cover the costs up to the start of the activity and on the possibility of outside capital through the issuance of common shares, and advances or loans from related parties to finance ongoing operating losses. The ability of the Company to continue as a going concern is dependent on raising additional capital and ultimately on generating future profitable operations. There can be no assurance that the Company will be able to raise the necessary funds when needed to finance its ongoing costs. In the interim period, the main shareholder will advance the necessary funds needed to finance the ongoing costs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, and all highly liquid debt instruments purchased with a maturity of three months or less.

Income Taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation, “Accounting for Uncertainty in Income Taxes” - an Interpretation of the Accounting Guidance, “Accounting for Income Taxes”. This Interpretation is intended to clarify the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes the recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of this Interpretation, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by this Interpretation. As of December 31, 2008, the Company had no unrecognized tax benefit which would affect the effective tax rate if recognized.

Income taxes are computed in accordance with the Accounting Guidance “Accounting for Income Taxes.”  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards.  Deferred tax expenses (benefit) result from the net change during the period of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Loss per Common share

Basic losses per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted losses per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted losses per share are excluded from the calculation.

Only one share has been issued. The Company has no common stock equivalents outstanding at December 31, 2008.

Fair Value of Financial Instruments

Fair Value of Financial Instruments – the Company adopted the Accounting Guidance, “Fair Value Measurements”. This Guidance defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

*	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
*
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

*	Level 3 inputs to valuation methodology are unobservable and significant to the fair measurement.

The carrying amounts reported in the balance sheets for the cash and cash equivalents, receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The carrying value of account payable approximates fair value because negotiated terms and conditions are consistent with current market rates as of December 31, 2008.

Recent Accounting Pronouncements

In March 2008, the FASB issued the Accounting Guidance, “ Disclosures about Derivative Instruments and Hedging Activities – an Amendment of  the Accounting Guidance “ Accounting for Derivative Instruments and Hedging Activities”, which enhanced understanding of an entity’s use of derivative instruments, how they are accounted for prior Accounting Guidance and their effect on the entity’s financial position, financial performance and cash flows. The provisions of this new Accounting Guidance are effective for the period beginning after November 15, 2008. The Company is currently reviewing the effect, if any, that the adoption of this statement will have on the Company’s financial statements.

On May 8, 2008, the Financial Accounting Standards Board (FASB) issued the Accounting Guidance, “The Hierarchy of Generally Accepted Accounting Principles,” which will provide framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. With the issuance of this new Accounting Guidance, the GAAP hierarchy for nongovernmental entities will move from auditing literature to accounting literature. The adoption of this new Accounting Guidance did not have an impact on the Company’s financial statements.

The FASB has issued the Accounting Guidance, “Accounting for Financial Guarantee Insurance Contracts.” This new Accounting Guidance clarifies how the Accounting Guidance, “Accounting and Reporting by Insurance Enterprises,” applies to financial guarantee insurance contracts issued by insurance enterprises, and addresses the recognition and measurement of premium revenue and claim liabilities. It requires expanded disclosures about contracts, and recognition of claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also requires disclosure about (a) the risk-management activities used by an insurance enterprise to evaluate credit deterioration in its insured financial obligations, and (b) the insurance enterprise's surveillance or watch list. The adoption of this new Accounting Guidance did not have an impact on the Company’s financial statements.

In May 2009, the FASB issued the Accounting Guidance,” Subsequent Events”, which is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This Accounting Guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date – that is, whether that date represents the date the financial statements were issued or were available to be issued. The disclosure is intended to alert all users of financial statements that an entity has not evaluated subsequent events after the date in the set of financial statements being presented. This Accounting Guidance is effective for interim and annual periods ending after June 15, 2009, or the Company’s fiscal quarter beginning July 1, 2009. The Company does not believe that the implementation of this Accounting Guidance will have a material impact on its financial statements.

In June 2009, the FASB issued the Accounting Guidance, “Accounting for Transfers of Financial Assets- an Amendment to the prior Accounting Guidance, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities “, which will require more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. This new Accounting Guidance eliminates the concept of a “qualifying special purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. This new Accounting Guidance is effective at the start of a company’s first fiscal year beginning after November 15, 2009, or the Company’s fiscal year beginning January 1, 2010. The Company is currently unable to determine what impact the future application of this new Accounting Guidance may have on its financial statements.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the Accounting Guidance “ Amendments to FASB Interpretation “ Consolidation of Variable Interest Entities”, which changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that is  most significantly impacts the entity’s economic performance. This new Accounting Guidance is effective at the start of a company’s first fiscal year beginning after November 15, 2009, or the Company’s fiscal year beginning January 1, 2010. The Company is currently unable to determine what impact the future application of this new Accounting Guidance may have on its financial statements.

3. SHARE CAPITAL

Authorized

The total authorized is 150,000,000 common shares with no par value.

Issued and Outstanding

On March 20, 2008, one share of common stock was approved and issued to the organizer of the Company, valued at $0.0001 per share.

Basic and Diluted Net Loss Per Share

The Company computes net loss per share in accordance with the Accounting Guidance, “Earnings per Share”. This Guidance requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerators) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive. The Company had no common stock equivalents outstanding at December 31, 2008.

Year Ended
Basic & Diluted Earning Per Share Computation	December 31, 2008

(Loss) available to common stockholders	$(16,430)
Weighted-average share used to compute:	1
Basic & Diluted loss per common share	$(16,430)

4.  RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measure at the exchange amount.

The sole shareholder of the Company advanced the Company the total of $3,430 as of December 31, 2008 for the set up expense. The amounts due to related party are non-interest bearing and have no specific terms of repayment.

5.  INCOME TAXES

The Company has adopted the Accounting Guidance, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

Currently, under the BVI rules, there are no limits on the number of years which a company can carry forward trading losses to offset against future profits. The Company has, as of December 31, 2008, a loss carry forward of approximately 16,000 that can offset future income.

Components of deferred tax assets as of December 31, 2008 is as follows:

December 31, 2008
Net operating loss carry forward	$(5,500)
Valuation allowance	5,500
Net deferred tax asset	$-

The Components of current income tax expense as of December 31, 2008 are as follow:

As of December 31, 2008
Current tax expenses	$-
Charge in NOL benefits	$(5,500)
Change in valuation allowances	$5,500
Income tax expense	$-

The Company will follow the tax system for the BVI corporations. The Company has not yet started its activity but it’s its intention to have its business and operation outside the BVI. According to its current situation, the income tax provision is not applicable to U.S. taxation.

6.  SUBSEQUENT EVENT

There has been no significant event in the Company since the December 31, 2008, other than:

-	The change of the Director as of September 17, 2009, the new Director being Jean Chalopin.

-	The transfer of the share from Shine Acquisition Corp to Jean Chalopin as of September 25, 2009

ITEM 19.	EXHIBITS

Exhibit
Number	Description

1.1	Memorandum of Association of Registrant (incorporated by reference from Registration Statement No. 333-151842 - Annex B)

1.2	Articles of Association of Registrant (incorporated by reference from Registration Statement No. 333-151842 - Annex C)

2.1	Specimen Common Stock Certificate of Registrant (incorporated by reference from Registration Statement 333-151842 – Exhibit 4.1)

11.1	Code of Ethics (incorporated by reference from Registration Statement No. 333-151842 - Annex E)

12.1*	CEO and CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO and CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

___________________________
* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 2, 2010
GREEN CHINA RESOURCES, INC.

/s/ Jean Chalopin
Name:	Jean Chalopin
Title:	Chief Executive Officer and Chief Financial Officer