Form 20-F
period 2009-12-31
Green China Resources Inc
filed 2010-06-30
CIK 1438038

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___ to ______
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
☐  Yes      ☐  No

TABLE OF CONTENTS

PART I

Item 1. Identity Of Director, Senior Management and Advisers		Page 4
A-	Directors and Senior Management	Page 4
B-	Advisors	Page 4
C-	Auditors	Page 4

Item 2. Offer Statistics and Expected Timetable		Page 4

Item 3. Key Information
A-	Selected Financial Data	Page 4
B-	Capitalization and Indebtedness	Page 5
C-	Reasons for the Offer and Use of Proceeds	Page 6
D-	Risk Factors	Page 6

Item 4. Information on the company
A-	History and Development of the company	Page 14
B-	Business Overview	Page 15
C-	Organizational Structure	Page 20
D-	Property, Plants and Equipment	Page 20

Item 4A. Unresolved Staff Comments		Page 20

Item 5. Operating and Financial Review and Prospects		Page 20
A-	Operating Results	Page 21
B-	Liquidity and capital resources	Page 23
C-	Research and development, patents and licenses, etc.	Page 23
D-	Trend Information	Page 24
E-	Off-balance sheet arrangements	Page 24
F-	Tabular disclosure of contractual obligations	Page 24
G-	Safe harbor	Page 24

Item 6. Directors, Senior Management and Employees

A-	Directors and Senior Management	Page 24
B-	Compensation	Page 24
C-	Board Practices	Page 25
D-	Employees	Page 25
E-	Share Ownership	Page 26

Item 7. Major Shareholders and Related Party Transactions
A-	Major Shareholders	Page 27
B-	Related Party Transactions	Page 27
C-	Interests of Experts and Counsel	Page 28

Item 8. Financial Information
A-	Consolidated Statements and Other Financial Information	Page 28
B-	Significant Changes	Page 28

Item 9. The Offer and Listing		Page 28
A-	Information Regarding Price History of Ordinary Shares	Page 28
B-	Plan of Distribution	Page 28
C-	Markets	Page 29
D-	Selling Shareholders	Page 29
E-	Dilution	Page 29
F-	Expenses of the Issue	Page 29

Item 10. Additional Information
A-	Share Capital	Page 29
B-	Memorandum and Articles of Association	Page 30
C-	Material Contracts	Page 33
D-	Exchange Controls	Page 33
E-	Taxation	Page 33
F-	Dividends and Paying Agents	Page 33
G-	Statements of Experts	Page 33
H-	Documents on Display	Page 33
I-	Subsidiary Information	Page 33

Item 11. Quantitative And Qualitative Disclosures About Market Risk		Page 33

Item 12. Description Of Securities Other Than Equity Securities		Page 33

PART II

Item 13. Defaults, Dividend Arrearages And Delinquencies		Page 34

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds		Page 34

Item 15. Controls and Procedures		Page 34
A-	Disclosure Controls and Procedures	Page 34
B-	Management’s Annual Report on Internal Control Over Financial Reporting	Page 34
C-	Attestation Report of the Registered Public Accounting Firm	Page 35
D-	Changes in Internal Control Over Financial Reporting	Page 35

Item 16. [Reserved]		Page 35

Item 16A. Audit Committee Financial Expert		Page 36

Item 16B Code of Ethics.		Page 36

Item 16C Principal Accountant Fees and Services.		Page 36

Item 16D. Exemption From The Listing Standards For Audit Committees		Page 37

Item 16E. Purchases of Equity Securities By The Issuer And Affiliated Purchasers	Page 37

Item 16F. Changes in Registrant’s Certifying Accountant	Page 37

Item16G. Corporate Governance	Page 37

PART III

Item 17. Financial Statements	Page 37

Item 18. Financial Statements	Page 37

Item 19. Exhibits	Page 54

Unless the context otherwise requires, all reference in this annual report to “Green China Resources, Inc”, “we”, “our”, “us”, “our company” and the “company” refer to “Green China Resources, Inc”. Reference to “dollars” or “$” are to United States dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

 This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our industry, our beliefs, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “should,” “targets,” “projects,” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements including, without limitation, the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in this Annual Report and in our other filings with the SEC.

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

The sole director and officer of the company at December 31, 2009, was Mr. Chalopin who maintains an address at 11F Tower A, Building No. 1, GT International Centre, Jia 3 Yongandongli Jianguomenwei Avenue, Chayang District, Beijing 100022, PRC.

B -	Advisors

Not Applicable

C -	Auditors

The independent auditors for the company are Chisholm, Bierwolf, Nilson & Morrill, with an address at 533 W. 2600 S. Suite 25 Bountiful, UT 84010, Tel: 801 292-8756

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A -	Selected Financial Data

The company was established as a foreign private issuer, registered under the Securities Exchange Act of 1934, as amended, for the purpose of being the surviving public company of a merger with a public reporting company formed as a special purpose acquisition corporation under the laws of the State of Delaware, with common stock trading on the OTC Bulletin Board. The planned merger was not completed because of a negative shareholder vote of the Delaware company taken on December 26, 2008, during the financial crisis of that time. Since its incorporation, the company has incurred its organizational expenses and related corporate fees and expenses and beginning in 2010 it has incurred expenses associated with the development of its business plan for form a joint venture and acquire operating assets in China.  The expenses incurred in 2008 and 2009 were covered by advances made by the sole shareholder.  There has been no formal agreement by the sole shareholder to provide amounts to cover corporate expenses in the past or to continue to extend such amounts in the future.

The company was incorporated on March 20, 2008, and the initial share issued, out of the maximum of the original 100,000,000 authorized ordinary shares of the single class of equity, with a par value of US$0.0001,  The Memorandum and Articles of Association were subsequently amended on April 23, 2008, to reflect certain provisions of the revised corporate law of the British Virgin Islands, which amendments included a change in the maximum number of shares that the company could issue to 150,000,000 shares with no par value.

The financial transactions are conducted in and the financial statements of the company are maintained in United States dollars.  Therefore, no exchange rate data is required to be disclosed in this Annual Report.

Selected Financial Information
Balance Sheet Data :	December 31, 2008	December 31, 2009
Current Assets:	$-	$-
Total Assets:	$-	$-
Total Liabilities:	$16,430	$34,252
Stockholders’ Equity (Deficit) :	$(16,430)	$(34,252)

Statements of Operations Data	For the fiscal year ended December 31, 2008	For the fiscal year ended December 31, 2009
Net Revenue:	$-	$-
Gross Profit:	$-	$-
Operating Expenses:	$16,430	$28,622
Net (Loss) :	$(16,430)	$(28,622)

The above table does not reflect certain capital share transactions that occurred in the fiscal year ending December 31, 2010.  On January 3, 2010, the company entered into  investment agreements with two accredited investors to privately place an aggregate of 6,030,000 ordinary shares for an aggregate of $1,275,392 in proceeds, of which $60,300 has been paid to date and the balance of $1,215,092 is due when the company completes additional financing through the sale of additional ordinary shares in which it raises at least $10,000,000 in gross proceeds.  The balance of the purchase price is secured by the shares being acquired, and if the purchase price is not fully paid, then the shares to be issued under the purchase agreement will be cancelled and returned to the status of authorized but unissued shares. The proceeds from the sale of these shares will be used for working capital. One of the investors is Chaldon Ltd., a company controlled by our current sole director and officer, Mr. Chalopin.

During February 2010, the company entered into agreements with five individual vendors to provide various different services, including financial information, translation services, investor services and services to facilitate a substantial raise of capital and implementation of the business plan of the company.  The terms of the agreements cover service periods of six months to eleven months during 2010, depending on the vendor and services.  The aggregate number of shares issued to pay for the all these services was 240,000, with an agreed upon aggregate value of $60,000.

B-	Capitalization and Indebtedness

Not applicable.

C-	Reasons for the Offer and Use of Proceeds

Not applicable.

D-	Risk Factors

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

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of the shareholders of the company.  A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our shareholders.  In addition, Jean Chalopin, our current sole officer and director, is currently involved with other public and private companies, and he may have conflicts in the pursuit of business opportunities for the company with the other companies with which he is, and may in the future be, affiliated. If we and the other companies that management is affiliated with desire to take advantage of the same opportunity, then members of management that are affiliated with both companies would abstain from voting upon the opportunity, to the extent possible. In the event of identical officers and directors, or members of management, such individuals will arbitrarily determine the company that will be entitled to proceed with the proposed transaction.

We have no current operating business and face the risks of starting a new business endeavor.

Although we have put together a new business plan during late 2009 and 2010 to own and operate a heat recovery system in China and taken the initial steps to implement this plan, including beginning to raise some initial funding, we currently have no fully operating business and have had no revenues since inception.  There can be no assurance that management will be able to implement its proposed business plan and actively commence operations.  We face all of the risks inherent in the investigation, acquisition, or involvement in a new business opportunity.  An investor’s purchase of any of our securities must be regarded as placing funds at a high risk in a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.  We will, in all likelihood, sustain operating expenses without corresponding revenues in our early phases of business acquisition and development. This may result in our incurring a net operating loss in our early stages of business development.

The financial statements of the company indicate that there is a going concern issue and the independent auditors have indicated in their report that the company has a going concern limitation.

In 2009 the company did not have any capital and has relied on advances from its sole shareholder to meet its obligations from time to time.  We did not obtain any equity funding until January 2010, the proceeds of which are not fully payable to the company until a future financing of $10,000,000 is completed.  There is no assurance that the company will be able to raise capital to meet its obligations or be able to satisfy the January 2010 financing, conduct its business operations or implement its business plan.  The business that the company is contemplating developing will take a substantial amount of capital, therefore, it will require the company to raise funds from outside investors, for which it has no agreements, to date.  Therefore, the ability to launch its current business plan may not be possible, and it may not be able to continue in business.

Part of our business plan includes the acquisition of operating businesses for which there may be competition.

To the extent that we pursue a business acquisition, which is possible within the scope of our business plan, we may be in a highly competitive market. The competition is likely to reduce the likelihood of consummating a business combination.  A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Many of these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.

Our future success is dependent on the ability of management to identify and pursue a suitable business opportunity.

The success of our plan of operations will depend to a great extent on our management’s ability to identify a suitable potential business opportunity and then its ability to pursue it. We cannot assure you that management will be able to identify a suitable business segment, or a business opportunity within an identified business area.  Even if identified, management may not be able to be able to conclude a business plan that can be financed and developed.  The success of our future operations will be dependent upon the aggregate of management persons of the resulting business and numerous other factors beyond our control, such as the ability to finance the business, grow the business and successfully manage it. In addition, even if we consummate a business opportunity, there is no assurance that the business opportunity we  acquire or develop will generate revenues or profits, or that the value of our ordinary shares will increase as a result of a particular business opportunity.

Because of our size and limited access to financing, we only intend to pursue a single business opportunity in the initial stages, and thus your investment will lack diversification.

Because of our limited management and financial resources, it is unlikely that we will be able to diversify our business for a substantial time after the initial business plan is developed and pursued.  The inability to diversify our business activities will subject our investors and shareholders to economic fluctuations within a particular business or industry and therefore increase the risks associated with the investment.

We have no existing agreements for the start of a particular business plan or the acquisition of a particular business opportunity.

We have no arrangements, agreements or understandings in respect of our currently proposed business ideas or in respect of acquiring or developing an operating business. No assurances can be given that we will successfully structure any proposed business. We cannot give assurance that we will be able to negotiate a business opportunity on favorable terms to our investors. Further, management will attempt to structure any such business development or acquisition so as not to require shareholder approval, which will mean that the shareholders will be entirely dependent on the judgment of management in the development of the company.

Management intends to devote only a limited amount of its business time to seeking a target business opportunity which may adversely impact our ability to identify and implement a suitable business for acquisition or development.

While pursuing a business opportunity, management persons will only devote a very limited amount of their business time to the affairs of the company. Our sole officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business opportunity. To supplement our business search and development activities, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors.  Some of these outside advisors may be our affiliates or their affiliated entities.  The selection of any such advisors will be made by our management without any input from shareholders, and the engagement of such persons may reduce the value of your investment.

The time and cost of preparing a private business to become part of a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target businesses that are not subject to SEC reporting requirements at the time of the acquisition may delay or preclude an acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the business or company acquired, covering one, two, or three years, depending on the relative size of the target business. The time and costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of their acquisition by us. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.  Further, the internal control management assessment and auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002 may limit the number of suitable acquisition prospects if they cannot, or are unwilling to, comply with these requirements.

The company may be subject to further SEC regulation under the Investment Company Act which would adversely affect our operations.

Although we are subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities. If our business results in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

Operating a business in a foreign jurisdiction may present special risks associated with the local business practices and laws compared to operating a business in the United States.

We will be subject to the business risks inherent in the location of its operations.  To the extent the operations are not in the United States, there may be certain types of risks that are not common to operating a business in the United States. These risks might include, for example, currency fluctuation issues, repatriation of profit limitations, restrictive regulatory regimes, regulatory limits on ownership and business operations, punitive tariffs and taxes, fluctuating local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Economies of one country or region may differ favorably or unfavorably from the United States economy in terms of government debt, economic policy, growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions.  One or more of these factors or other similar factors may impair the value of an investment in the company.

Our ordinary shares are not traded, and there is no liquidity in the shares of our ordinary shares.

The ordinary shares are not traded on any exchange or in any trading medium.  We do not know if and when we will have any trading activity in our ordinary shares. We may have to undertake a reverse or forward split of our shares to achieve a capitalization that is attractive to investors or business partners, which split may not reflect the value of the company at that time.  There can be no assurance that there will be an active market for our shares after we complete a business acquisition or as we develop a business.  The market liquidity will be dependant on the perception of the operating business and any steps that its management might take to bring the company to the awareness of investors.  There can be no assurance given that there will be any awareness generated.  Consequently investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business.  If a more active market should develop, the price of an ordinary share may be highly volatile.

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

In connection with any business acquisition or business development, we intend to seek to have our ordinary shares quoted on the OTC BB or an exchange.  However, we will not be able to obtain quotation for our ordinary shares on the OTC BB or listing on an exchange until a number of conditions have been satisfied including, without limitation, the following: (i) being in compliance with the periodic reporting requirements under the Exchange Act, (ii) having a sufficient number of ordinary shares outstanding, (iii) having a sufficient number of shareholders, and (iv) for the OTC BB attracting the attention of brokerage firms that are willing to make a market in our ordinary shares.  We cannot assure when, or if, these conditions and any other requirements will be satisfied.  We can give no assurance that FINRA or an exchange will approve the quotation or listing of our stock in a timely manner.  In the event the ordinary shares to not publicly trade, the value of your investment may be reduced or realizable.

Even if our ordinary shares are approved for quotation on the OTC BB or trade on an exchange, we are not certain that any trading market will develop or, if it develops, whether such trading market will be sustained.  Investors should understand that there may be no alternative exit strategy for them to recover or liquidate their investments in our ordinary shares.  Accordingly, investors must be prepared to bear the entire economic risk of an investment in our ordinary shares for an indefinite period of time.

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

Although many of our ordinary shares are “restricted securities,” over time they will become eligible for resale under Rule 144, which sales may impact the public market for investor shares.

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

All of our ordinary shares outstanding are “restricted securities.” The current holders do not have any registration rights, however registration rights may be granted in connection with future issuances of ordinary shares. In such event, the company would file a resale registration statement on Form F-1, or some other available form, to register for resale such ordinary shares that are covered by the registration rights agreement. We cannot control this future registration process in all respects as some matters are outside our control.  Even if we are successful in causing the effectiveness of the resale registration statement, there can be no assurances that the occurrence of subsequent events may not preclude our ability to maintain the effectiveness of the registration statement. Any of the foregoing items could have adverse effects on the liquidity of our ordinary shares.  Further, a sale of our shares pursuant to an effective registration may have a depressive effect upon the price of our shares in any market that may develop.

In addition, the SEC has developed internal guidelines concerning the use of a resale registration statement to register the securities issued to certain investors in private investment in public equity (PIPE) transactions, where the issuer has a market capitalization of less than $75 million and, in general, does not qualify to file a registration statement on Form F-3 to register its securities.  The SEC has taken the position that these smaller issuers may not be able to rely on Rule 415 under the Securities Act (“Rule 415”), which generally permits the offer and sale of securities on a continued or delayed basis over a period of time, but instead would require that the issuer offer and sell such securities in a  direct or "primary" public offering, at a fixed price, if the facts and circumstances are such that the SEC believes the investors seeking to have their shares registered are underwriters and/or affiliates of the issuer.  It appears that the SEC in most cases will permit a registration for resale of up to one third of the total number of shares of common stock then currently owned by persons who are not affiliates of such issuer and, in some cases, a larger percentage depending on the facts and circumstances.  Staff members also have indicated that an issuer in most cases will have to wait until the later of six months after effectiveness of the first registration or such time as substantially all securities registered in the first registration are sold before filing a subsequent registration on behalf of the same investors.  Since, following a business combination or acquisition, we may have only a limited number of tradable shares, it is unclear as to how many, if any, shares the SEC will permit us to register for resale, but SEC staff members have indicated a willingness to consider a higher percentage in connection with registrations following shell company acquisitions.  The SEC may require as a condition to the declaration of effectiveness of a resale registration statement that we reduce or “cut back” the number of shares to be registered in such registration statement.   The result of the foregoing is that a shareholder’s liquidity in our ordinary shares may be adversely affected in the event the SEC requires a cut back of the securities as a condition to allow the company to rely on Rule 415 with respect to a resale registration statement, or, if the SEC requires us to file a primary registration statement.

We have never paid dividends on our ordinary shares.

We have never paid dividends on our ordinary shares.  The payment of dividends will depend on meeting any internal capital requirements for the business and will be in the discretion of the board of directors.  Because we plan to be operating in China, the payment of dividends to our shareholders will be subject to obtaining approvals from certain Chinese authorities, complying with certain retained capital obligations and subject to withholding tax obligations.

The company may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure any business to result in tax-free treatment for the companies or their shareholders, which could deter third parties from investing in the company or acquiring a business. We intend to structure our business operations in such a way as to maximize the tax benefits. If we are unable to achieve a tax free or low tax structure, out business plan may be more expensive and our return on investment may be less than desired or less than comparable companies.

The company anticipates issuing more shares in developing a business opportunity, which will result in substantial dilution.

           Our Amended Memorandum and Article of Association authorizes the issuance of a maximum of 150,000,000 shares, which may be issued as ordinary shares or preference shares. To date, we have issued or are committed to issue, an aggregate of  6,270,001 ordinary shares.  We anticipate having to issue additional securities of the company in the future, either for the capital we will need or in connection with the development of our business ideas.  We will attempt to structure any such issuance so as to be done without shareholder approval.  Any issuance will result in dilution, which may be substantial in terms of the percentage of our shares held by our then existing shareholders. Moreover, the stock issued may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of stock held by our then existing shareholders.  Our Board of Directors has the power to issue any or all of the authorized but unissued shares without shareholder approval. To the extent that any preference shares are issued, the rights of the holders of ordinary shares may be materially adversely affected.

Because we may seek to complete a business opportunity through a “reverse merger,” following such a transaction we may not be able to attract the attention of major brokerage firms.

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

We were incorporated and registered in the British Virgin Island on March 20, 2008. On April 23, 2008, following a consent of the then sole shareholder, the Memorandum of Articles of Association was amended to change the number and par value of authorized shares to 150,000,000 shares with no par value.  The shares are not designated as to class, and therefore they may be issued as ordinary shares or preference shares, the latter with such rights and designations as determined by the Board of Directors in their discretion and subject to any requirements of the purchasers thereof.

Our Registered Office is located at the offices of SHRM Trustees (BVI) Limited of Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

On March 20, 2008, the Board of Directors authorized the issuance of one ordinary share at par value of US$0.0001.

On January 3, 2010, the company entered into  investment agreements with two accredited investors to privately place an aggregate of 6,030,000 ordinary shares for an aggregate of $1,275,392 in proceeds, of which $60,300 has been paid to date and the balance of $1,215,092 is due when the company completes additional financing through the sale of additional ordinary shares in which it raises at least $10,000,000 in gross proceeds.  The balance of the purchase price is secured by the shares being acquired, and if the purchase price is not fully paid, then the shares to be issued under the purchase agreement will be cancelled and returned to the status of authorized but unissued shares. The proceeds from the sale of these shares will be used for working capital. One of the investors is Chaldon Ltd., a company controlled by our current sole director and officer, Mr. Chalopin.

During February 2010, the company entered into agreements with five individual vendors to provide various different services, including financial information, translation services, investor services and services to facilitate a substantial raise of capital and implementation of the business plan of the company.  The terms of the agreements cover service periods of six months to eleven months during 2010, depending on the vendor and services.  The aggregate number of shares issued to pay for the all these services was 240,000, with an agreed upon aggregate value of $60,000.

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

Objective

We currently have no operations, but we are seeking to establish our own business through our own efforts and in combination with an existing business. Our principal business objective is to achieve long-term growth potential rather than immediate, short-term earnings. Although management has certain ideas for a particular business, which are described below, there is no assurance that can be given that we will ever complete such a transaction or any other transaction through the development or acquisition of a particular business opportunity.

Because we are planning on developing our own business at this time, we believe we do not qualify as a “shell company” as defined under SEC Rule 12b-2 under the Securities Act of 1933, as amended (the “Securities Act”).  We believe this is true even thought we have no or nominal assets (other than cash) and no or nominal operations.

Proposed Business Plan

The company, through a wholly owned subsidiary established in Hong Kong, is pursuing a business structure with a state-owned enterprise that owns and operates a number of chemical plants to establishment of a joint venture entity in China to develop a heat recovery system that would generate a number of products that would be sold on a preferential basis to the joint venture party and to third parties, and generate other returns, including environmental credits.  The project would include the building of new coal-fired boilers and improve the efficiency of the plant, reduce the cost of energy and produce by-products, principally steam and other energy, and environmental benefits, all of which would renown to the company directly and indirectly.

The newly formed joint venture enterprise in China will be a Foreign Invested Enterprise (FIE). The company Hong Kong subsidiary will be one of the initial owners of the FIE and the balance of the FIE will be owned by two local companies (LOCAL 1 and Local 2) owned respectively by the management and personnel of state owned enterprise and the state owned enterprise itself.  In due course, after the initiation of the FIE and its operations, subject to necessary internal Chinese approvals, the Chinese owning parties of the FIE will enter into an equity swap with the company so that the company will obtain full ownership of the FIE and its assets and production.

The estimated total cost for the establishment of the proposed operations will be CNY385,000,000, or approximately US$57,000,000. The new FIE will be financed as follows: (i) a cash funding of CNY160,000,000, or 42% of the total funding requirement, and (ii) bank/institutional borrowing within China of CNY225,000,000, or 58% of the total funding requirement.

Special Considerations in Respect of Proposed Business

The proposed operations has a number of special considerations that mush be considered by the management and any investors in the company.  Some of these considerations are  identified below.

•
Product Demand and Long Term Contracts – Whether the proposed business will be successful will depend on the ability of the FIE to maintain its supply contracts with the state owned enterprise which will be its primary customer and to achieve a return on investment that covers the cost of operations and provides a profit margin.  The proposed business provides for long term supply contracts at rates that are pegged to the cost of certain commodities, such as coal, with a floor price for the FIE products. Therefore, return on investment of the FIE will depend, in part, on the internal Chinese and international prices of various commodities and the cost of energy used in making the products of the state owned enterprise. Therefore, the value of the long term supply contracts will be influenced by a number of factors, including import restrictions, political turmoil, international trade prices in commodities, and the cost of shipping and delivery. However, the ultimate success will depend on the need for the products of the state owned enterprise and its demand for the energy of the heat recovery systems.

•
Related Party Transaction – The long term supply agreements will be with parties related to the business of the FIE and both the consuming company and the FIE will have management and directors in common.  Although the company believes that the supply contracts have been negotiated on a fair, arms-length basis, there may be elements that may not be so determined if examined by other persons.  Additionally, the enforcement of such agreements against the consuming company may not be as vigorous as if all the parties were at arms-length because of the related party situation. Various mechanisms are to be put in place at the joint party level and in the constituent documents of the FIE to provide for independence in decision making and substantial input and control by the company, but there is no assurance that these will eliminate conflicts issues.

•
Tax Benefits and Pollution Credits – A portion of the return, although not anticipated to form the basis of the return on investment, will be the availability of government subsidies, grants and tax relief through credits and reduced taxation rates, relating to the improved use of energy and environmental benefits

•
Pollution Controls and Regulation – The operations of the FIE will be subject to the PRC laws concerning environmental controls and protections. These laws continue to evolve and are becoming increasingly stringent. The ultimate impact of complying with such laws and regulations is not always clearly known or determinable because regulations under some of these laws have not yet been promulgated or are undergoing revision. Our business and operating results could be materially and adversely affected if the FIE is required to increase expenditures to comply with new environmental regulations affecting its operations.  The FIE also may incur material liabilities resulting from the costs of complying with environmental laws, environmental permits or any claims concerning non-compliance, or liability from contamination.

•
New Plant and Equipment – The FIE will build a new plant and installation new equipment systems, which will be funded by the company and borrowings.  The success of the FIE will depend on the  cost and timing of the construction and installation of a new plant with machinery supplied by various vendors and start up of operations is within budget and timely.  Therefore, the FIE will be subject to the detriments of cost over-runs, delays and vendors that do not supply the plant components at the agreed upon prices and schedules, then the initial investment and return may be impacted by increased costs and delays, and there may be the need for additional capital funds to complete the project.  The failure to obtain any required capital may adversely impact the ownership percentage of FIE or completion of the plant.  Although the parties have established a budget for construction and initial operations, there can be no assurance that the budgeted amounts will be sufficient to bring the plant into full operations.

•	Operations – The facilities of the FIE, once constructed will be operated by the local Chinese management and staff for all daily operations decisions and implementation.

The company is seeking this business opportunity for a number of reasons.  Participating in the Chinese economy is an important factor, as it is a growing economy that needs to address its pollution and energy costs within its society and industrial complex.  The FIE will be an important model for improving the use of energy in China and will suggest the ability to reduce aspects of pollution without adding significant cost, if not make a profit.  Some of the factors that have encouraged management of the company to consider this particular FIE are set forth below.

•
Scalable model – The business model of the FIE is one that management believes can be replicated with in a number of different industries and for a number of different heavy industry participants. The success of this model in the PRC will open up additional investment opportunities to the company.

•
Project scalability – The proposed project will be scalable to certain of the energy needs of the state owned enterprise.  There is clearly the opportunity for more in situe heat recovery systems in this particular industrial site and with other plants of the came state enterprise.  Therefore, the company believes that there will be opportunity to expand with this first customer business opportunities.

•
Fast developing market – Less than a third of all industry in the PRC has any form of heat energy recovery technology and the 20 year life cycle of the equipment means older factories are in need of updating.  This presents an opportunity for the company to replicate its business model widely throughout the PRC.

•
RMB appreciation – The IMF predicts that the Chinese currency will appreciate over the next 10 years, perhaps as much as 25%. With an investment from US dollars into the China, investors will be able to take advantage of this likely, long-term appreciation of the Chinese Yuan against the US dollar and other currencies.

•
Leading technologies – The company believes that it is using a leading technology in its FIE operations.  Therefore, i twill gain from the efficiencies of its heat recovery systems compared to the aging plant and equipment owned and operated by many other enterprises.

•	Potential CDM – The reduction in CO2 emissions and the technologies’ classification as clean energy production may enable the project to apply for carbon credits that can be monetized and traded.

•
Special tax treatment – The status of the heat recovery systems should qualify it as a clean and ‘new energy’ supplier entitled to the benefits of several special tax benefits from the PRC central and local governments which will increase profit margins and rates of return over the life of the project.

•
Ecological – The project will directly reduce pollution, waste heat and CO2 emissions to derive a clean, environmentally-friendly source of energy, bringing some potential relief to the Chinese pollution problem and coal dependency.

Alternative Business Pursuit

If the above business plan is not pursued, the company has unrestricted flexibility in seeking, analyzing and participating in other potential business opportunities, whether by acquisition, combination or establishment. If we pursue other opportunities, as an alternative to the above plan or in addition to the above plan, , we will consider the following kinds of factors:

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

Form of Potential Business Combination

The manner in which we participate in any opportunity will depend upon the nature of the business, the respective needs and desires of the company and the parties to the transaction, and the relative negotiating strength of the company.  Country and industry specific and tax issues will also be considered.

The company believes it will acquire its participation in a business opportunity through the issuance of stock or other securities of the company as well as provide equity capital to the business. Although the terms of any future transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition will be pursued will be the cost of the transaction to each of the parties and the investment requirements of the business.

The present shareholders of the company likely will not have control of a majority of the voting securities of the company following an acquisition or business development transaction. As part of a transaction, the company's sole director may resign and one or more new directors may be appointed without any vote by stockholders.

Any form of business acquisition, combination or establishment will likely be accomplished upon the sole determination of current company management without any vote or approval by stockholders of the company. Notwithstanding that, in certain circumstances such as a statutory merger or consolidation directly involving the company, it may be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding securities of the company. The necessity of obtaining such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders.

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

The company has one subsidiary established in Hong Kong, under the name Green China Resources HK Limited.  The company has no other parent or subsidiary companies or other affiliates through partnership, joint venture or agreement.

D-	Property, Plants and Equipment

None

Item 4A.  Unresolved Staff Comments

None

Item 5.  Operating and Financial Review and Prospects

During 2008 and 2009, the company did not engage in any business activities other than the preliminary evaluation of several business opportunities which it would develop for itself or pursue in the manner of a joint venture or similar enterprise. In that purpose a Consultant Agreement was signed in November 2009 with an independent consultant. Beside the monthly consultant cost of US$10,000 per month, the company only has incurred legal expenses for its amendment to the Memorandum and Articles of Association, other organizational expenses and the costs of its reporting obligations under the United States securities laws.

A-	Operating Results

The net loss of US$28,622  was derived from the expenses for the incorporation of the company and legal and accounting expenses associated with its organization and SEC reporting. The following expenses have been borne by the sole shareholder on behalf of the company;

-	US$1,450 of government fees,

-	US$20,000 of consultant fees for the purpose of preliminary evaluation of business opportunities (US$10,000 per month starting November 2009)

-	US$1,622 of direct expenses attached to this consultant deal.

-	US$1,050 of registered agent fees, and

-	US$4,500 of auditing fees.

Plan of Operations

The company’s current business strategy and plan of operation is to investigate and, if such investigation warrants, pursue the development or acquisition of an operating business. Our principal business objective is to achieve long-term growth potential through rather than immediate, short-term earnings. The company will not restrict the potential business ideas or possible acquisition targets to any specific business, industry or geographical location and, thus, may acquire any type of business.  Currently it is exploring and pursuing a business plan in China in the heat recovery industry which will be used to generate energy that can be used for other purposes and achieve pollution control.

The company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business opportunities will be paid with working capital or with additional amounts, as necessary, to be loaned to or invested in us by stockholders, management or other investors.

During the next 12 months we anticipate incurring continuing costs related to the filing of Exchange Act reports and implementing our business plan.  We will seek financing to obtain working capital and invest in an operating business and use our shares to procure services and assets for use in connection with an operating business.  We currently have a contractual obligation to pay certain consulting fees under the Consultant Agreement mention above, signed as of November 2009, and we will incur cash obligations for the services of professionals and other service providers.

On January 3, 2010, the company entered into investment agreements with two accredited investors to privately place an aggregate of 6,030,000 ordinary shares for an aggregate of $1,275,392 in proceeds, of which $60,300 has been paid to date and the balance of $1,215,092 is due when the company completes additional financing through the sale of additional ordinary shares in which it raises at least $10,000,000 in gross proceeds.  The balance of the purchase price is secured by the shares being acquired, and if the purchase price is not fully paid, then the shares to be issued under the purchase agreement will be cancelled and returned to the status of authorized but unissued shares. The proceeds from the sale of these shares will be used for working capital. One of the investors is Chaldon Ltd., a company controlled by our current sole director and officer, Mr. Chalopin.  The funds that have been paid under these investment agreements will not be sufficient to fund the company.  For the company to have sufficient funding under these agreement, the company will have to complete a larger financing.

During February 2010, the company entered into agreements with five individual vendors to provide various different services, including financial information, translation services, investor services and services to facilitate a substantial raise of capital and implementation of the business plan of the company.  The terms of the agreements cover service periods of six months to eleven months during 2010, depending on the vendor and services.  The aggregate number of shares issued to pay for the all these services was 240,000, with an agreed upon aggregate value of $60,000.

Our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Our ability to continue as a going concern is also dependent on our ability to secure a suitable business opportunity to develop or acquire. Management’s plan includes obtaining additional funds by one or more equity financings prior to or in connection with development or acquisition of a business opportunity and/or related party advances; however, there is no assurance of additional funding being available.

We do not currently intend to retain any entity to act as a "finder" or a consultant to identify and/or analyze the merits of potential target businesses.  However, we may elect to do so in the future and enter into a compensation arrangement.

Going Concern

We currently have no source of operating revenue, and have only limited working capital with which to fund our operations and to pursue our business plan.  The amount of capital required to sustain operations until the successful completion of a business acquisition, combination or establishment is subject to future events and uncertainties.  It will be necessary for us to secure additional working capital through loans or sales of equity, and there can be no assurance that such funding will be available in the future.  These conditions raise substantial doubt about our ability to continue as a going concern. Our auditor has issued a "going concern" qualification as part of his opinion in the Audit Report for the year ended December 31, 2009.

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

At year end, the company had no working capital available.  Because the activities of the company have been minimal, all funds required to pay for general and administrative expenses have been advanced, from time to time, by the sole shareholder.

For operations in 2009, a total of $26,322 was advanced by the sole shareholder, and at the end of 2009 a total of $4,500 was needed to pay the outstanding obligations of the company. The funds to meet the payment obligations were advanced from time to time by the shareholder during 2009. The shareholder continued to advance funds to the company in 2010 for its expenses, and in 2010, through the date of this filing, $80,178 had been advanced not including the $4,500 previously mentioned.

In 2010 the company entered into two investment agreements for the sale of an aggregate of 6,030,000 ordinary shares of which $60,300 was due upon signing and the balance of $1,215,092 is due at such time as the company raises additional capital equal to or in excess of $10,000,000.  This amount of funding is not sufficient to fund our operations.  If, however, we are able to complete the $10,000,000 financing and receive all the proceeds from the financing and investment agreements, the company will be able to pursue its intend business plan.

Capital raises in the future will be either through the sale of equity securities or borrow the funds from institutional and private investors through notes or convertible securities, at a time when its business plans are more established.  Except as described above, the company has no specific sources of funds in any form either identified or under agreement.  There can be no assurance that the company will be able to locate any investors or conclude the sale of securities to fund its operations and implement its business plan.  Offers to invest in the company may not be accepted for any number of reasons, including the fact that the dilution would be too great or the terms to onerous for the company to bear or too difficult such that they would impair the ability of the company to conclude a business acquisition or combination or the development of its own business plan.

C-	Research and development, patents and licenses, etc.

None

D-	Trend Information

Not applicable.

E-	Off-balance sheet arrangements

Not applicable.

F-	Tabular disclosure of contractual obligations

None

G-	Safe harbor

 Not applicable.

Item 6.	Directors, Senior Management and Employees

A-	Directors and Senior Management

On September 17, 2009, Mr. Jean Chalopin became the sole director and officer of the company.  He is 60 years old and has a business address at 11F, Tower A, Building No. 1, GT International Centre, Jai 3, Yongandongli Jianguomenwei Avenue, Chayang District, Beijing 100022, PRC.

Jean Chalopin has been a member of the board of directors of Shine Media Acquisition Corp. since its inception in 2005. For over 40 years, Mr. Chalopin has been an entrepreneur, creator and private investor in a variety of fields including television and movie production, advertising, private banking, private equity and clean energies. In his early years Mr Chalopin produced and wrote a number of television programs and feature films, including Inspector Gadget, Heathcliff, The Care Bears and M.A.S.K. Since August 2004, Mr. Chalopin focused on business and investment opportunities researched and developed by his Beijing base company (Beijing Media Plus Consulting Co-Ltd, a.k.a. MediaPlus Capital) focusing on application of technologies aiming at reducing or eliminating carbon emission, by allowing solid waste and waste heat to be transformed into energy products (steam, electricity, bio-fuel), with direct application for China/Asia. Currently Mr. Chalopin is also the CEO of DIG, a private banking group of companies which main operation is located in Nassau (Bahamas). From 1987 to 1996, Mr. Chalopin was the President of Creativity & Development S.A., a company specializing in children’s programming. From 1971 to 1986, Mr. Chalopin was the founder, Chairman and Chief Executive Officer of DIC Audiovisual, SARL, an animation studio, and the Chairman of its US subsidiary DIC Enterprise, from 1982 to 1986.

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

Once the company begins to engage in any operations, it expects that the Board of Directors will be expanded to include persons representative of the business being pursued and that the management will be changed and expanded to include persons need to run the date to day operations.

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

The company has not employees.

The company entered into a consulting agreement with an independent service provider in November 2009, under which the consultant is to provide a variety of services to generate growth for the company.  The services include helping to define business development objectives and helping in the negotiation, management and monetization of business opportunities.  The consultant will also provide market and competitive analysis in respect of business opportunities.  The agreement provides for a service fee of $10,000 per month, starting November 1, 2010, and reimbursement of expenses, and a $70,000 single payment in connection with the completion of certain negotiation services, in the manner of a success fee.  The term is one year.  The agreement has non-competition and confidentiality provisions restricting the consultant.

E-	Share Ownership

From inception until September 17, 2009, the one outstanding ordinary share was owned by Shine Media Acquisition Corp. thereby making the company a wholly owned subsidiary.  On September 17, 2009, the one share was transferred to Mr. Jean Chalopin, who became the sole shareholder and sole director and officer. Therefore, since his acquisition and through the date of this report, Mr. Chalopin owned 100% of the issued and outstanding voting equity of the company. On January 3, 2010, the company entered into investment agreements for the sale of an aggregate of 6,030,000 ordinary shares, one of which agreements was for the sale of 5,070,000 shares to Chaldon Ltd., a company controlled by Mr. Chalopin.  Only a portion of the purchase price has been paid and received by the company, and the payment of the purchase price for the balance of the shares under the investment agreements is contingent on the company completing an additional financing in excess of $10,000,000.  Additionally the shares under the investment agreement are subject to a security interest such that if the full purchase price is not paid, the shares may be cancelled and returned to the status of authorized and unissued shares.  The table below includes the shares which are subject to the investment agreements.

During February 2010, the company issued an aggregate of 50,000 for the payment of services to three individuals.

Based on the investment agreements and shares issued prior to the date of this report, there are 6,030,001 shares issued and outstanding.

Name	Number of Shares	Percentage of Shares Outstanding (1)
Officers and Directors

Jean Chalopin (2)	5,070,001	84%

5% and Greater Holders

Dahui Limited (3)	960,000	16%

(1)	Beneficial ownership and percentage has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, based on one share outstanding.

(2)
The business address of the person is c/o 11F, Tower A, Building No. 1, GT International Centre, Jai 3, Yongandongli Jianuomenwei Avenue, Chayang District, Beijing 100022, P.R. China. Includes 5,070,000 shares subscribed for by Chaldon Ltd., a company controlled by Mr. Chalopin, subject to the requirement to pay the full purchase price of $1,073,792, for which $50,700 has been paid to date.

(3)
The business address of the person is PO Box N3229, Nassau, The Bahamas. Includes 960,000 shares subject to the requirement to pay the full purchase price of $201,600, for which $9,600 has been paid to date.

All the outstanding ordinary shares have the same voting rights. We have not granted any stock options or warrants and have not issued any convertible securities.  As of the filing of this report, we have one holder of the ordinary shares.

Item 7.   Major Shareholders and Related Party Transactions

A-	Major Shareholders

Refer to Item 6.E.

B-	Related Party Transactions

The expenses of the company aggregating $45,052 were paid by the shareholder of the company and are accounted in an “inter company account” due to the shareholder  of the company. This amount has been reduced by  the amount of $10,800 paid  by Jean Chalopin  for the transfer of the share in September 2009 yielding a balance due to the shareholder of the company of  $29,752.  The difference of $4,500 is an amount payable and is accounting in “Account payable”.

On January 3, 2010, the company entered into an agreement with Chaldon Ltd., a company controlled by Mr. Chalopin, for the purchase of 5,070,000 ordinary shares, of which $50,700 of the purchase price was due and payable and the balance equal to $1,023,092 is due when the company completes a financing equal to or in excess of $10,000,000.  Until the financing is completed, the company has a security interest in all the shares, and if the full purchase price is not paid the shares may be cancelled and returned to the status of authorized and unissued shares.

On April 14, 2010, the company acquired for $1.00, and no other consideration, its Hong Kong subsidiary, Green China Resources HK Limited, from Chaldon Asia Limited, a company controlled by Mr. Chalopin. In the transaction, the company assumed no liabilities of the Green China Resources HK Limited.

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

Financial Statements

The financial statements of the Green China Resources, Inc. (“company”) for the fiscal years ending December 31, 2008 and 2009, have been included in Item 18, and are accompanies by the audit report of  Chisholm, Bierwolf, Nilson & Morrill, LLC, independent auditor:

•	Balance sheets;
•	Statements of operations;
•	Statement of Stockholders' equity;
•	Statements of cash flows; and
•	Related notes to financial statements

Legal Proceedings

The company is not involved in any litigation or legal proceedings and to its knowledge, no material legal proceedings involving is to be initiated against the company.

Dividends

The company has never paid any dividends.  The payment in the future of dividends will be in the discretion of the Board of Directors and depend on the capital requirements of the company as a whole and other legal limitations that are imposed by law in the jurisdictions in which it operates.  The ability to payment of dividends may depend on obtaining certain government approvals to have the funds available for payment.

B-	Significant Changes

There has been no significant change in the financial statements of the company since the December 31, 2009.

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

Stated Company Objects:

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

F – Dividends and Paying Agents

Not Applicable

G - Statements of Experts

There are no statements or expert reports to be disclosed in this Annual Report.

H -  Documents on Display

The Memorandum and Articles of Association are filed with the Securities and Exchange Commission as exhibits to Registration Statement No. 333-151842.  These documents are in the English language.

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

Our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files and submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures as of December 31, 2009, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were not effective.

Our management found that the internal controls were not effective because we do not have enough employees to provide for sufficient segregation of duties to result in effective internal controls over our disbursement process that generally requires multiple persons to perform the functions of initiating a purchase, making a payment and recording all the aspects of the disbursement process and reconciliation.  Management is in the process of establishing a time table to address the need for additional internal accounting controls and expanding the staff as it increases its operations, some of which will be addressed during 2010 as it increases its operations.

B-	Management’s Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management’s best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company’s consolidated financial position and results of operations for the periods and as of the dates stated therein.

C-	Management’s Assessment of Internal Control over Financial Reporting

The management of Green China Resources, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined by Rules 13a–15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934.  This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can only provide reasonable assurance and may not prevent or detect misstatements.  Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

Under the direction of our chief executive officer and chief financial officer, management completed an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control-Integrated Framework, published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and has determined that the Company’s system of internal control over financial reporting was not effective as of December 31, 2009.

D-	Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

E-	Changes in Internal Control Over Financial Reporting

During the period reported upon, there has been no change in our internal control over our financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Since the close of the period reported upon, management has begun to address certain of the internal control deficiencies previously identified.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The fees to be paid to the Certified Public Accountant, Chisholm, Bierwolf, Nilson & Morrill, 533 W. 2600 S. Suite 25 Bountiful, UT 84010, for the audit of the 2008 financial statements were $4,000 and the audit of the 2009 financial statements were $4,500.

Audit-Related Fees

None

Tax Fees

None

All Other Fees

In both 2008 and 2009, we incurred no fees for products and services rendered by our independent public accountants other than the Audit Fees described above.

Item 16D. Exemption From The Listing Standards For Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable.

 Item 16G.  Corporate Governance

Not Applicable.  No security of the company is listed on a national securities exchange.

PART III

Item 17. Financial Statements

Please refer to Item 18

Item 18.  Financial Statements

The company’s audited financial statements were prepared by management of the company and approved by its board of directors and include:

•	Balance sheet;
•	Statements of operations;
•	Statement of Stockholders’ equity;
•	Statements of cash flow; and
•	Related notes to the Financial Statements

Green China Resources Inc.

(A Development Stage company)
Financial Statements
(Expressed in US dollars)
For the years ended December 31, 2008 and 2009
And from March 20, 2008 (inception) through December 31, 2009

-	Report of Independent Registered Public Accounting Firm	Page 39
-	Balance Sheet	Page 40
-	Statements of Operation	Page 41
-	Statements of Stockholders’ Equity	Page 42
-	Statements of Cash Flows	Page 43
-	Notes to the Financial Statements	Page 44

CHISHOLM, BIERWOLF, NILSON & MORRILL, LLC
Todd D. Chisholm
Certified Public Accountants	Nephi J. Bierwolf
Troy F. Nilson
Phone (801) 292-8756 • Fax (801) 292-8809 • www.cbnmcpa.com	Douglas W. Morrill

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders
Green China Resources, Inc. (A Development Stage Company)
British Virgin Islands

We have audited the accompanying balance sheets of Green China Resources, Inc. (a development stage company) as of December 31, 2009 and 2008 and the related statements of operations, stockholders’ deficit and cash flows for the years then ended and from inception on March 20, 2008  through December 31, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.   The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green China Resources, Inc. (a development stage company) as of December 31, 2009 and 2008 and the results of its operations and cash flows for the years ended December 31, 2009 and 2008 and from inception on March 20, 2008 through December 31, 2009 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has suffered recurring losses and has no operations which raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ Chisholm, Bierwolf, Nilson & Morrill
Chisholm, Bierwolf, Nilson & Morrill
Bountiful, Utah 84010
June 30, 2010

PCAOB Registered, Members of AICPA, CPCAF and UACPA

533 West 2600 South, Suite 25 • Bountiful, Utah 84010            12 South Main, Suite 208, Layton, Utah 84041

Green China Resources Inc.
(A Development Stage Company)
Balance Sheets

	December 31,	December 31,
	2008	2009

ASSETS

CURRENT ASSETS
Cash and Cash Equivalents	$-	$-

Total Current Assets	-	-

TOTAL ASSETS	$-	$-

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

Account Payables and Accrued Liabilities	$13,000	$4,500
Related Party Payables	3,430	29,752

Total Current Liabilities	16,430	34,252

Total Liabilities	16,430	34,252

STOCKHOLDERS' DEFICIT

Common Stock, 150,000,000 Shares Authorized with no Par Value, 1 Share Issued and Outstanding	-	-
Additional Paid in Capital	-	10,800
Deficit Accumulated During the Development Stage	(16,430)	(45,052)

Total Stockholders' Deficit	(16,430)	(34,252)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$-	$-

The accompanying notes are an integral part of these financial statements

Green China Resources Inc.
(A Development Stage Company)
Statements of Operations

			Cumulative Amounts
	From Beginning of		From Beginning of
	Development Stage	For the	Development Stage
	(March 20, 2008) to	Year ended	(March 20, 2008) to
	December 31, 2008	December 31, 2009	December 31, 2009

REVENUES	$-	$-	$-

OPERATING EXPENSES

Professional Fees	14,230	25,945	40,175
Travel Expenses	-	1,227	1,227
G & A Expenses	2,200	1,450	3,650

Total Operating Expenses	16,430	28,622	45,052

LOSS FROM OPERATION BEFORE INCOME TAX	(16,430)	(28,622)	(45,052)

Provision for Income Taxes	-	-	-

NET LOSS	$(16,430)	$(28,622)	$(45,052)

NET LOSS PER SHARE-BASIC AND DILUTED	$(16,430)	$(28,622)	$(45,052)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED	1	1	1

The accompanying notes are an integral part of these financial statements

Green China Resources Inc.
(A Development Stage Company)
Statements of Stockholders' Deficit
March 20, 2008 (Inception) through December 31, 2009

				Deficit
				Accumulated
				during	Total
	Common Stock		Additional Paid-	Development	Stockholders'
	Shares	Amount	in Capital	Stage	Deficit

Balance inception - March 20, 2008	-	$-	$-	$-	$-

Share issued to the organizer at $0.0001 per share	1	-	-	-	-
Net loss for the period ending December 31, 2008				(16,430)	(16,430)
Balance-December 31, 2008	1	-	$-	$(16,430)	$(16,430)

Contributed Capital via Assumption of Debt	-	-	10,800	-	10,800
Net loss for the year ending December 31, 2009	-	-	-	(28,622)	(28,622)
Balance-December 31, 2009	1	$-	$10,800	$(45,052)	$(34,252)

The accompanying notes are an integral part of these financial statements

Green China Resources Inc.
(A Development Stage Company)
Statements of Cash Flows

	For the Period	For the Period	Cumulative Amounts
	From Beginning of	From	From Beginning of
	Development Stage	January 1, 2009	Development Stage
	(March 20, 2008) to	to	(March 20, 2008) to
	December 31, 2008	December 31, 2009	December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$(16,430)	$(28,622)	$(45,052)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:
Changes in Assets and Liabilities:
Due to Related Party	3,430	37,122	40,552
Accounts Payable	13,000	(8,500)	4,500

Net Cash Used by Operating Activities	-	-	-

CASH FLOWS FROM INVESTING ACTIVITIES:

Net Cash Used by Investing Activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:

Net Cash Provided by Financing Activities	-	-	-

NET CHANGE IN CASH AND CASH EQUIVALENTS	-	-	-
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	-	-	-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	-	-	-

SUPPLEMENTAL DISCLOSURES

Cash Paid for:

Interest	$-	$-	$-
Income Taxes	$-	$-	$-

Non cash Investing and Financing Activities:
Non-Cash Contribution of Capital	$-	$10,800	$10,800

The accompanying notes are an integral part of these financial statements

GREEN CHINA RESOURCES
Notes to the financial Statements
December 31, 2009
(Expressed in U.S. Dollars)

1.	NATURE OF BUSINESS

Organization

Green China Resources (the "company") was incorporated and registered in the British Virgin Island on March 20, 2008 under the Business Companies Act (N°16 of 2004).

The company is in the development stage as defined by Accounting Guidance. The company incurred expenses for the annual fees of the company (Government fees, agent fees, auditors fees) as well as the cost of a Consultant who started in November 2009 with the purpose of researching and developing business opportunities for the company.

The object of the company is to engage in any act or activity that is not prohibited under any law in force in the British Virgin Islands.

Going Concern

These financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has not generated any revenues, has a working capital deficit of  $34,252 at December 31, 2009 and $16,430 at December 31, 2008 and has incurred losses of $28,622 for the year ended December 31, 2009 given an accumulated losses at the end of December 2009 of $45,052 and further significant losses are expected to be incurred in its development stage. Following the investment agreement signed as of January 3, 2010, $60,300 has been paid to date. This amount will not be sufficient to fund the company.  The Company is still looking for outside capital through the issuance of common shares, in the meantime and up to the start of the activity, the sole shareholder will continue to cover the funds needed by the Company.
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

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB ASC 740-10 (Prior authoritative literature: Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109 (FIN 48 )). FASB ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes the recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of this Interpretation, the company performed a review of its material tax positions in accordance with recognition and measurement standards established by this Interpretation. As of December 31, 2009, the company had no unrecognized tax benefit which would affect the effective tax rate if recognized. A reconciliation of unrecognized tax benefit is included point 5 below.

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

Only one share has been issued. This share has been transferred on September 25, 2009  from Shine Media Acquisition Corp the previous shareholder to Jean Chalopin in consideration of the sum of $10,800.

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

The carrying amounts reported in the balance sheets for the cash and cash equivalents, receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The carrying value of account payable approximates fair value because negotiated terms and conditions are consistent with current market rates as of December 31, 2009.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-02, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary. This amendment to Topic 810 clarifies, but does not change, the scope of current US GAAP. It clarifies the decrease in ownership provisions of Subtopic 810-10 and removes the potential conflict between guidance in that Subtopic and asset derecognition and gain or loss recognition guidance that may exist in other US GAAP. An entity will be required to follow the amended guidance beginning in the period that it first adopts FAS 160 (now included in Subtopic 810-10). For those entities that have already adopted FAS 160, the amendments are effective at the beginning of the first interim or annual reporting period ending on or after December 15, 2009. The amendments should be applied retrospectively to the first period that an entity adopted FAS 160. The Company does not expect the provisions of ASU 2010-02 to have a material effect on the financial position, results of operations or cash flows of the Company.

In January 2010, the FASB issued Accounting Standards Update 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (A Consensus of the FASB Emerging Issues Task Force). This amendment to Topic 505 clarifies the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a limit on the amount of cash that will be distributed is not a stock dividend for purposes of applying Topics 505 and 260. Effective for interim and annual periods ending on or after December 15, 2009, and would be applied on a retrospective basis. The Company does not expect the provisions of ASU 2010-01 to have a material effect on the financial position, results of operations or cash flows of the Company.

In December 2009, the FASB issued Accounting Standards Update 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This Accounting Standards Update amends the FASB Accounting Standards Codification for Statement 167. (See FAS 167 effective date below.)

In December 2009, the FASB issued Accounting Standards Update 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets. This Accounting Standards Update amends the FASB Accounting Standards Codification for Statement 166. (See FAS 166 effective date below)
In October 2009, the FASB issued Accounting Standards Update 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. This Accounting Standards Update amends the FASB Accounting Standard Codification for EITF 09-1. (See EITF 09-1 effective date below.)

In October 2009, the FASB issued Accounting Standards Update 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements. This update changed the accounting model for revenue arrangements that include both tangible products and software elements. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15,2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2009-14 to have a material effect on the financial position, results of operations or cash flows of the Company.

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. This update addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than a combined unit and will be separated in more circumstances that under existing US GAAP. This amendment has eliminated that residual method of allocation. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2009-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This update provides amendments to Topic 820 for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). It is effective for interim and annual periods ending after December 15,2009. Early application is permitted in financial statements for earlier interim and annual periods that have not been issued. The Company does not expect the provisions of ASU 2009-12 to have a material effect on the financial position, results of operations or cash flows of the Company.

In July 2009, the FASB ratified the consensus reached by EITF (Emerging Issues Task Force) issued EITF No. 09-1, (ASC Topic 470) "Accounting for Own-Share Lending Arrangements in Contemplation of Convertible

Debt Issuance" ("EITF 09-1"). The provisions of EITF 09-1, clarifies the accounting treatment and disclosure of share-lending arrangements that are classified as equity in the financial statements of the share lender. An example of a share-lending arrangement is an agreement between the Company (share lender) and an investment bank (share borrower) which allows the investment bank to use the loaned shares to enter into equity derivative contracts with investors. EITF 09-1 is effective for fiscal years that beginning on or after December 15,2009 and requires retrospective application for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15,2009. Share-lending arrangements that have been terminated as a result of counterparty default prior to December 15, 2009, but for which the entity has not reached a final settlement as of December 15, 2009 are within the scope. Effective for share-lending arrangements entered into on or after the beginning of the first reporting period that begins on or after June 15, 2009. The Company does not expect the provisions of EITF 09-1 to have a material effect on the financial position, results of operations or cash flows of the Company.

In June 2009, FASB issued ASC 105-10 (Prior authoritative literature:  SFAS No. 168, "The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162").FASB ASC 105-10 establishes the FASB Accounting Standards Codification TM (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. FASB ASC 105-10 is effective for financial statements issued for fiscal years and interim periods ending after September 15, 2009. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ending December 31, 2009.  Adoption of FASB ASC 105-10 did not have a material effect on the Company’s financial statements.

In June 2009, the FASB issued FASB ASC 810-10-65 (Prior authoritative literature:  SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) which amends the consolidation guidance applicable to a variable interest entity (“VIE”). This standard also amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is therefore required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. Previously, the standard required reconsideration of whether an enterprise was the primary beneficiary of a VIE only when specific events had occurred. This standard is effective for fiscal years beginning after November 15, 2009, and for interim periods within those fiscal years. Early adoption is prohibited.  Adoption of FASB ASC 810-10-65 did not have a material impact on the Company’s financial statements.

In June 2009, the FASB ASC 860-10 (Prior authoritative literature: issued SFAS No. 166, “Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140”), which eliminates the concept of a qualifying special-purpose entity (“QSPE”), clarifies and amends the de-recognition criteria for a transfer to be accounted for as a sale, amends and clarifies the unit of account eligible for sale accounting and requires that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. This standard is effective for fiscal years beginning after November 15, 2009. Adoption of FASB ASC 860-10 did not have a material impact on the Company’s financial statements.

In May 2009, FASB issued FASB ASC 855-10 (Prior authoritative literature:  SFAS No. 165, "Subsequent Events"). FASB ASC 855-10 establishes principles and requirements for the reporting of events or transactions that occur after the balance sheet date, but before financial statements are issued or are available to be issued. FASB ASC 855-10 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. As such, the Company adopted these provisions at the beginning of the interim period ended June 30, 2009.

In April 2009, the FASB issued FASB ASC 810-10-65 (Prior authoritative literature: SFAS No. 164, “Not-for-Profit Entities: Mergers and Acquisitions”) which governs the information that a not-for-profit entity should provide in its financial reports about a combination with one or more other not-for-profit entities, businesses or nonprofit activities and sets out the principles and requirements for how a not-for-profit entity should determine whether a combination is in fact a merger or an acquisition. This standard is effective for mergers occurring on or after Dec. 15, 2009 and for acquisitions where the acquisition date is on or after the beginning of the first annual reporting period, beginning on or after Dec. 15, 2009. This standard does not apply to the Company since the Company is considered a for-profit entity

In May 2008, the FASB issued FASB ASC 944 (Prior authoritative literature: SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts - an interpretation of FASB Statement No. 60"). FASB ASC 944 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that Statement.  This standard is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The Company does not believe this standard will have any impact on the financial statements.

In March 2008, the FASB issued FASB ASC 815-10 (Prior authoritative literature: SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”), which is effective January 1, 2009. FASB ASC 815-10 requires enhanced disclosures about derivative instruments and hedging activities to allow for a better understanding of their effects on an entity’s financial position, financial performance, and cash flows. Among other things, this standard requires disclosures of the fair values of derivative instruments and associated gains and losses in a tabular formant. This standard is not currently applicable to the Company since we do not have derivative instruments or engage in hedging activity.

3.	SHARE CAPITAL

Authorized

The total authorized is 150,000,000 common shares with no par value.

Issued and Outstanding

On March 20, 2008, one share of common stock was approved and issued to the organizer of the company, valued at $0.0001 per share.

On September 25, 2009, following a board resolution, this share has been transferred to Jean Chalopin against a payment of $10,800 as contributed Capital via assumption of debt.

Basic and Diluted Net Loss Per Share

The company computes net loss per share in accordance with the Accounting Guidance, “Earnings per Share”. This Guidance requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerators) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive. The company had no common stock equivalents outstanding at December 31, 2009.

	Year Ended	Year Ended
Basic & Diluted Earning Per Share Computation	December 31, 2008	December 31, 2009

(Loss) available to common stockholders	$(16,430)	$(28,622)
Weighted-average share used to compute:	1	1
Basic & Diluted loss per common share	$(16,430)	$(28,622)

4.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measure at the exchange amount.

The expenses of the company aggregating $45,052 were paid by the shareholder of the company and are recorded under “inter-company account”. Following the transfer of share on September 25, 2009 to Jean Chalopin against a payment of $10,800 as contributed Capital via assumption of debt, the balance due to the shareholder of the company is $29,752 at the end of 2009.
-	The amount advanced by the shareholder in 2008 is $3,430 with a balance of $3,430 at the end of 2008.
-	The amount advanced by the shareholder in 2009 is $37,122 with a balance of $29,752 at the end of 2009.

The amounts due to related party are non-interest bearing and have no specific terms of repayment.

See Note 6 with respect to the sale on January 3, 2010, of ordinary shares to Chaldon Ltd., a company controlled by the sole director and officer of the company, and the acquisition of China Green Resources HK Limited from Chaldon Asia Limited, a company controlled by the sole director and officer of the company Mr Jean Chalopin.

5.	INCOME TAXES

Currently, under the BVI rules, there are no limits on the number of years which a company can carry forward trading losses to offset against future profits. The company has, as of December 31, 2009, a loss carry forward of approximately 44,500 that can offset future income.

The Company has adopted FASB ASC 740-10. As a result of the implementation of this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by FASB ASC 740-10.
Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Components of deferred tax assets as of December 31, 2008 and 2009 are as follows:

	December 31, 2008	December 31, 2009

Deferred tax asset :
Net operating loss carry forward	$(5,500)	$(15,300)
Valuation allowance	5,500	15,300

Net deferred tax asset	$-	$-

The Components of current income tax expense as of December 31, 2008 and 2009 are as follow:

	As of December 31, 2008	As of December 31, 2009
Current tax expenses	$-	$-
Change in NOL benefits	$(5,500)	$(9,800)
Change in valuation allowances	$5,500	$9,800
Income tax expense	$-	$-

The Company has adopted FASB ASC 740-10 to account for income taxes. The Company currently has no issues creating timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. No tax benefit has been reported in the financial statements. Due to the uncertainty of the utilization of net operating loss carry forwards, an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.  A provision for income taxes has not been made due to net operating loss carry-forwards of $15,300 and $5,500 as of December 31, 2009 and December 31, 2008, respectively, which may be offset against future taxable income through 2029. No tax benefit has been reported in the financial statements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	As of December 31, 2008	As of December 31, 2009
Beginning Balance	$-	$-
Additions based on tax positions related to current year	$-	$-
Additions for tax positions of prior years	$-	$-
Reduction for tax position of prior years	$-	$-
Reductions in benefit due to income tax expense	$-	$-
Ending Balance	$-	$-

The Company did not have any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months. The 2008 and 2009 Year ends (as of December 31) are open to examination by the Taxing Authorities.

6.	SUBSEQUENT EVENTS

On January 3, 2010, the company entered into investment agreements with two accredited investors to privately place an aggregate of 6,030,000 ordinary shares for an aggregate of $1,275,392 in proceeds, of which $60,300 has been paid to date and the balance of $1,215,092 is due when the company completes additional financing through the sale of additional ordinary shares in which it raises at least $10,000,000 in gross proceeds.  The balance of the purchase price is secured by the shares being acquired, and if the purchase price is not fully paid, then the shares to be issued under the purchase agreement will be cancelled and returned to the status of authorized but unissued shares. The proceeds from the sale of these shares will be used for working capital. One of the investors is Chaldon Ltd., a company controlled by our current sole director and officer, Mr. Chalopin.

During February 2010, the company entered into agreements with five individual vendors to provide various different services, including financial information, translation services, investor services and services to facilitate a substantial raise of capital and implementation of the business plan of the company.  The terms of the agreements cover service periods of six months to eleven months during 2010, depending on the vendor and services.  The aggregate number of shares issued to pay for the all these services was 240,000, with an agreed upon aggregate value of $60,000.

On April 14, 2010, the company acquired for $1.00, and no other consideration, its Hong Kong subsidiary, Green China Resources HK Limited, from Chaldon Asia Limited, a company controlled by Mr. Chalopin. In the transaction, the company assumed no liabilities of the Green China Resources HK Limited.

ITEM 19.   EXHIBITS

Exhibit

Number	Description

1.1	Memorandum of Association of Registrant (incorporated by reference from Registration Statement No. 333-151842 - Annex B)

1.2	Articles of Association of Registrant (incorporated by reference from Registration Statement No. 333-151842 - Annex C)

2.1	Specimen Common Stock Certificate of Registrant (incorporated by reference from Registration Statement 333-151842 – Exhibit 4.1)

4.1*	Consulting Agreement with Scott Lumish, November 2009

4.2*	Securities Purchase Agreement with Chaldon Ltd., dated January 3, 2010.

4.3*	Securities Purchase Agreement with Dahui Limited, dated January 3, 2010

11.1	Code of Ethics (incorporated by reference from Registration Statement No. 333-151842 - Annex E)

12.1*	CEO and CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO and CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 29, 2010

GREEN CHINA RESOURCES, INC.

/S/ Jean Chalopin
Name:	Jean Chalopin
Title:	Chief Executive Officer and Chief Financial Officer and Principal Accounting Officer